UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

GRAFTECH INTERNATIONAL LTD.

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

384313201

(CUSIP Number of Class of Securities)

John D. Moran

GrafTech International Ltd.

Suite 300 Park Center I

6100 Oak Tree Blvd.

Independence, Ohio 44131

(216) 676-2000

Copy to:

M. Ridgway Barker

Withers LLP

157 Church Street

New Haven, Connecticut 06502

(203) 789–1320

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

The name of the subject company is GrafTech International Ltd., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at Suite 300, Park Center I, 6100 Oak Tree Blvd., Independence, Ohio 44131, and its telephone number at that address is (216) 676-2000.

The class of equity securities to which this Schedule 14D—9 (this “Schedule”) relates to the Company’s common stock, par value $0.01 per share (the “Shares”).

As of May 22, 2015, there were (i) 137,240,008 Shares issued and outstanding, (ii) 15,870,143 Shares held by the Company in its treasury, (iii) no shares of the Company’s preferred stock were outstanding, (iv) 1,933,076 Shares issuable upon exercise of Company stock options, (v) 6,139,005 Shares reserved for issuance pursuant to outstanding equity awards and (vi) 2,226,358 Shares underlying the Company’s restricted stock units.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by the Company. The Company’s name, business address and business telephone number are set forth in Item 1 above. The Company is the subject company of the offer described below.

This Schedule relates to the tender offer by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”), as disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Acquisition Sub (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on May 26, 2015, to purchase all of the outstanding Shares at a purchase price of $5.05 per share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (together with any amendments and supplements thereto, the “Offer”) and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”).

The Schedule TO was filed by Purchaser and Acquisition Sub.

The Offer is being made pursuant to the Agreement and Plan of Merger (as may be amended from time to time, the “Merger Agreement”), dated as of May 17, 2015, by and among the Company, Purchaser and Acquisition Sub. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, including that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer, when combined with the number of Shares owned by Brookfield Capital Partners Ltd. (“Brookfield”) and its controlled affiliates (including Purchaser and Acquisition Sub), including any Shares issuable upon conversion of the Series A Convertible Preferred Stock (“Series A Preferred Stock”) issued and outstanding as of such date (including Series A Preferred Stock issuable upon conversion of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock” and collectively with the Series A Preferred Stock, the “Preferred Stock”) issued and outstanding as of such date) (the “Underlying Shares”), represents at least 80% of the then-outstanding Shares plus all Underlying Shares (the “Merger Condition”), Purchaser will transfer the Preferred Stock (and any Shares owned by Purchaser) to Acquisition Sub, Acquisition Sub (instead of Purchaser) will accept the Shares for purchase in the Offer and Acquisition Sub will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Purchaser (the “Merger”)

The foregoing summary is qualified in its entirety by the more detailed description and explanation contained in the Offer and the Letter of Transmittal.

As set forth in the Schedule TO, the principal executive office for Acquisition Sub is located at 250 Vesey Street, 15th Floor, New York, New York 10281 and the telephone number at such address is (212) 417-7000. The

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principal executive office for Purchaser is located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3 and the telephone number at such address is (416) 363-9491. Upon filing this Schedule with the SEC, the Company will make this Schedule publically available on its website at www.graftech.com (which website is not incorporated herein by reference).

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Arrangements among the Company, Purchaser and its Affiliates

Investment Agreement

On May 4, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) with Purchaser, pursuant to which the Company agreed to issue and sell and Purchaser agreed to purchase and pay for: (i) shares of the Series A Preferred Stock, convertible into 19.9% of the number of Shares outstanding prior to the issuance of the Series A Preferred Stock and (ii) shares of the Series B Preferred Stock, in an amount equal to 150,000 less the number of shares of Series A Preferred Stock purchased, for an aggregate purchase price of $150,000,000 in cash (the “Purchase Price”).

The closing of the purchase and sale of the Preferred Stock (the “Preferred Closing”) is subject to the satisfaction of closing conditions set forth in the Investment Agreement, including the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction of any other applicable antitrust and regulatory approval requirements, including the receipt of written notice of approval from the Committee on Foreign Investment in the United States. The Preferred Closing is expected to occur prior to the purchase of any Shares pursuant to the Offer.

The Investment Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Pursuant to the Investment Agreement, the Company is required to reimburse Purchaser for its reasonable, out-of-pocket fees and expenses (including the reasonable fees and expenses of legal counsel, accountants, investment bankers, brokers, or other representatives or consultants) up to $500,000 incurred in connection with the Investment Agreement.

Upon issuance, the holders of the Preferred Stock have the right, if a change of control shall have occurred prior to the Preferred Closing (other than pursuant to the Offer or otherwise involving Purchaser or its affiliates), to require the Company to repurchase all or any portion of the holders’ shares of Preferred Stock at an amount equal to the amount that the holders of the Preferred Stock would have received had they been issued the Preferred Stock and converted the Preferred Stock into Shares immediately prior to such change of control.

The proceeds from the sale of the Preferred Stock will be used by the Company, along with its other cash and borrowing resources, to repay the Company’s $200 million senior subordinated notes due to mature in November 2015 (the “Senior Subordinated Notes”).

Preferred Stock

Upon issuance, the Series A Preferred Stock will be immediately convertible, at Purchaser’s option, into Shares, at a conversion price of $5.00 per common share, subject to customary anti-dilution adjustments. Each share of the Series B Preferred Stock will automatically convert into one share of Series A Preferred Stock upon approval by the Company’s stockholders of such conversion in accordance with New York Stock Exchange requirements (the “Stockholder Approval”). The Company has agreed to seek the Stockholder Approval at the Company’s 2015 annual stockholders meeting.

The Preferred Stock will be entitled to quarterly cash dividends at the rate of 7% per annum, as and when declared by the Board, prior to any dividend or distribution with respect to any of the Company’s capital stock junior to the Preferred Stock. Dividends will accrue until paid, and if not declared, will be cumulative. If the Company fails to pay a dividend payment, the dividend rate will increase to 8% per annum until such time as all

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accrued but unpaid dividends have been paid in full. The Preferred Stock will have a liquidation preference equal to the greater of (x) $1,000 per share, plus all accrued and unpaid dividends thereon, whether or not declared and (y) the amount that the holders of the Preferred Stock would have received had they converted the Preferred Stock into Shares (or Series A Preferred Stock in the case of Series B Preferred Stock) immediately prior to the time of liquidation. The Preferred Stock will rank junior to the Company’s existing and future indebtedness. The Preferred Stock will have (i) certain mandatory redemption rights at the holders’ option following the seventh anniversary of the issue date and (ii) certain redemption rights at the option of the Company following (a) the fourth anniversary of the issue date if the daily volume weighted average price of the Shares equals or exceeds 175.0% of the conversion price for at least 40 trading days during a period of 60 consecutive trading days and (b) at the seventh anniversary of the issue date, in each instance (whether at the option of the holders or the Company) at a redemption price per share equal to $1,000 per share plus all accrued and unpaid dividends thereon, whether or not declared. The Series B Preferred Stock has a mandatory redemption right at the holders’ option if the Stockholder Approval is not obtained within 180 days from the date of the Investment Agreement. The holders of the Preferred Stock also have the right, upon the occurrence of a change of control (other than one for which such holders have a repurchase right under the Investment Agreement), to require the Company to repurchase all or any portion of such holder’s shares of Preferred Stock, at a make-whole premium.

The holders of the Preferred Stock will be entitled to vote as a class on matters adversely affecting the Preferred Stock and, subject to certain ownership thresholds, on the election of designated nominees to the Company’s Board of Directors (the “Board”), and the holders of the Series A Preferred Stock will be entitled to vote together with the holders of Shares, as a single class, on an as converted basis, on other matters. So long as 25% of the originally issued shares of Series A Preferred Stock is outstanding, holders of a majority of the Preferred Stock are entitled to veto rights over issuances of senior or parity securities and changes to the certificate of incorporation of the Company that are adverse to the Preferred Stock.

Stockholder Rights

The Investment Agreement contains a form of Stockholder Rights Agreement (“Stockholder Rights Agreement”), which will be executed by the parties at the Preferred Closing. Pursuant to the Stockholder Rights Agreement, upon issuance of the Preferred Stock, Purchaser will have the right to designate two members for election to the Board for so long as Purchaser owns at least 75% of the Underlying Shares, excluding all shares of Series A Preferred Stock issued upon conversion of the Series B Preferred Stock (the “Original Preferred Shares”). Purchaser will have the right to designate one such member of the Board for so long as Purchaser owns at least 25%, but less than 75%, of the Original Preferred Shares. In addition, for so long as at least 25% of the Original Preferred Shares remain outstanding, Purchaser will not increase the size of the Board to more than eleven members without the prior written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock.

For so long as Purchaser owns 25% or more of the Preferred Stock, Purchaser will have preemptive rights with respect to equity offerings, to enable Purchaser to maintain its proportionate equity ownership interest, subject to certain exceptions. The Stockholder Rights Agreement also prohibits Purchaser from selling or transferring any of the Preferred Stock to any competitor, key supplier or vendor of the Company as specified by the Company.

Registration Rights

The Investment Agreement also contains a form of Registration Rights Agreement (the “Registration Rights Agreement”), which will be executed by the parties at the Preferred Closing. The Registration Rights Agreement entitles Purchaser to customary demand, piggyback and shelf registration rights with respect to the Shares underlying the Series A Preferred Stock.

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Investment Limited Guarantee

In connection with the Investment Agreement, Brookfield Capital Partners IV L.P., an affiliate of Purchaser (“Capital Partners”) delivered a limited guarantee (the “Investment Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed performance of the obligations of Purchaser under the Investment Agreement through the Preferred Closing.

The foregoing descriptions of the Investment Agreement and the agreements and documents that are attached thereto and the Investment Limited Guarantee are qualified in their entirety by reference to such agreements attached as exhibits to the Company’s Current Report Form 8-K filed with the SEC on May 4, 2015.

Merger Agreement

On May 17, 2015, the Company entered into the Merger Agreement, pursuant to which, among other things, Purchaser has agreed to make the Offer to purchase any and all of the outstanding Shares, at the Offer Price.

Purchaser’s obligation to accept for payment and pay for the Shares is subject to various conditions, including satisfaction of applicable antitrust and other regulatory approval requirements and a condition (the “Minimum Condition”) that there be validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that, together with the Shares then owned by Brookfield and its controlled affiliates (including Shares issuable upon the conversion of the Preferred Stock), would represent at least 30% of the then outstanding Shares plus the Shares issuable upon conversion of the Preferred Stock. Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Minimum Condition would require the tender of approximately 15% of the currently outstanding Shares.

Pursuant to the Merger Agreement, if the Shares validly tendered and not withdrawn in the Offer, together with the Shares then owned by Brookfield Capital Partners Ltd. (“Brookfield”) and its controlled affiliates, including Shares issuable upon conversion of the Preferred Stock, represent at least 80% of the then outstanding Shares plus the Shares issuable upon conversion of the Preferred Stock (the “Merger Condition”), Purchaser will transfer the Preferred Stock held by Purchaser to Acquisition Sub, Acquisition Sub (instead of Purchaser) will accept the Shares for purchase in the Offer and Acquisition Sub will merge with and into the Company, the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Purchaser (the “Merger”). Assuming consummation of the transactions contemplated by the Investment Agreement prior to the expiration of the Offer, as of the date hereof, satisfaction of the Merger Condition would require the tender of approximately 75% of the currently outstanding Shares. If the Merger Condition is satisfied, each Share that is not tendered and accepted pursuant to the Offer (other than cancelled shares, dissenting shares and shares held by the Company’s subsidiaries or Purchaser’s subsidiaries (other than Acquisition Sub)) will thereupon be cancelled and converted into the right to receive cash consideration in an amount equal to the Offer Price. The Merger Agreement contemplates that, if and only if the Merger Condition is satisfied, the Merger would be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) pursuant to which no stockholder vote will be required to consummate the Merger.

Under the terms of the Merger Agreement, each Company stock option outstanding at the effective time of the Merger, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of the Offer Price (less the per share exercise price of such Company stock option) and the aggregate number of Shares that were issuable upon exercise of the option immediately prior to the effective time of the Merger. Under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled

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restricted stock unit (with the number of shares subject to each outstanding restricted stock unit subject to performance-based vesting criteria being determined based on target level of achievement of applicable performance goals) immediately prior to the effective time of the Merger.

The Merger Agreement includes customary representations, warranties and covenants of the Company, Purchaser and Acquisition Sub. Until the earlier of the termination of the Merger Agreement and the initial acceptance for payment by Purchaser or Acquisition Sub, as applicable, of Shares, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course consistent with past practice and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company also agreed to cooperate as is reasonably necessary to assist Purchaser in commencing the Offer, including providing all information necessary to be included in the documentation for the Offer. The Company has agreed to file with the SEC this Schedule and a Transaction Statement on Schedule 13E-3 concurrently with the filing of a Schedule TO by Purchaser and Acquisition Sub.

The Merger Agreement contains a 35 day go-shop period, which commences on the date of the Merger Agreement and may be extended for 15 days if the Company receives an alternative acquisition proposal during the initial period (as may be extended, the “Go-Shop Period”). Following the Go-Shop Period, the Company is subject to standard exclusivity and non-solicitation covenants, subject to customary exceptions that would permit the Company to respond to a bona fide, written and unsolicited offer that either constitutes or is reasonably expected to lead to a proposal that is more favorable, from a financial point of view, to the holders of Shares than the Offer and the Merger (a “Superior Proposal”), if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would be inconsistent with the Board’s fiduciary duties. The Board may change its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement in order to enter into a definitive agreement for such Superior Proposal if the Board determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that a failure to do so would be inconsistent with the Board’s fiduciary duties; provided, that prior to such change in recommendation or termination, Purchaser has the right to propose adjustments to the terms and conditions of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal. If the Company terminates the Merger Agreement to enter into an agreement for a Superior Proposal, the Company would be required to pay to a designee of Purchaser a $7.5 million termination fee if such termination occurs during the Go-Shop Period, or a $20 million termination fee if such termination occurs after the Go-Shop Period.

Amended and Restated Stockholder Rights Agreement

The Merger Agreement contains a form of Amended and Restated Stockholder Rights Agreement (the “Amended and Restated Stockholder Rights Agreement”), which will be executed by the Company and Purchaser upon consummation of the Offer if the number of Shares tendered and accepted for payment pursuant to the Offer is equal to or greater than the Minimum Condition but less than the Merger Condition. The Amended and Restated Stockholder Rights Agreement will amend and restate the Stockholder Rights Agreement that the Company and Purchaser agreed to enter into upon the closing of the Investment Agreement. The Amended and Restated Stockholder Rights Agreement generally provides for the same rights and obligations as the Stockholder Rights Agreement, except as described below.

In addition to the directors designated pursuant to the rights described under “Stockholder Rights” (such directors, “Preferred Stock Directors”), if and for so long as Purchaser and its affiliates own at least 35% of the outstanding Shares, on a fully diluted, as-converted basis, Purchaser shall have the right to designate for nomination to the Board the number of directors (“Purchaser Directors”) (rounded down to the nearest whole number) that is (i) proportionate to the aggregate percentage ownership of Purchaser and its affiliates less (ii) the number of Preferred Stock Directors.

Pursuant to the Amended and Restated Stockholder Rights Agreement, for so long as (i) a Purchaser Director is on the Board, (ii) a Preferred Stock Director is on the Board and Purchaser and its affiliates hold a majority of the Original Preferred Shares or (iii) the aggregate percentage ownership of Purchaser and its

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affiliates of outstanding Shares is equal to or greater than 35% on a fully-diluted, as converted basis, and in each case for a six (6) month period thereafter (the “Standstill Period”), Purchaser and its affiliates shall be subject to a standstill provision which would prohibit Purchaser and its affiliates from, among other things, acquiring any additional Shares for 90 days following the closing of the Offer, thereafter acquiring additional Shares that would increase the beneficial ownership of Purchaser and its affiliates in the Company to more than forty-five (45%) of the outstanding Shares (any such shares, “Additional Shares”), the making of or participating in the solicitation of proxies (other than in accordance with the Board’s recommendation), the initiation of stockholder proposals and the acquisition of, or public offer to acquire, any of the assets of the Company or its affiliates, in each case, without the Board’s prior approval.

Pursuant to the Amended and Restated Stockholder Rights Agreement, for so long as Purchaser has designation rights to the Board, it will, and will cause its affiliates to, vote all Shares and the Preferred Stock in favor of election of each of the Board’s nominees for election at any special or annual stockholder meeting. If Purchaser or its affiliates acquire Additional Shares, Purchaser will, and will cause its affiliates, to vote such Additional Shares, either in proportion to the votes of all stockholders entitled to vote (other than Purchaser and its affiliates) or in accordance with the recommendation of a majority of the directors not designated by Purchaser.

Pursuant to the Amended and Restated Stockholder Rights Agreement, other than for arm’s-length transactions approved by the Board’s Audit and Finance Committee, transactions between the Company and Purchaser and/or its affiliates would require approval of either (i) a majority of the Company’s directors not designated by Purchaser or its affiliates or permitted transferees or (ii) holders of a majority of the outstanding Shares (excluding Shares held by Purchaser and/or its affiliates).

Merger Limited Guarantee

Concurrently with the execution of the Merger Agreement, Capital Partners delivered a limited guarantee (the “Merger Limited Guarantee”) in favor of the Company, pursuant to which Capital Partners guaranteed the payment, performance and discharge of the obligations of Purchaser and Acquisition Sub under the Merger Agreement until the Limited Guarantee is terminated pursuant to its terms.

Support Agreement

Concurrently with the execution of the Merger Agreement, Nathan Milikowsky, a member of the Board and a stockholder of the Company, and certain affiliates entered into a Tender and Support Agreement (the “Support Agreement”) with Purchaser and Acquisition Sub, pursuant to which, among other things, they agreed to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Support Agreement will terminate automatically upon (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the acquisition by Purchaser of all of the Shares owned by Mr. Milikowsky and his affiliates pursuant to the Support Agreement, (iv) any modification or amendment to the Merger Agreement that adversely affects the consideration payable to the Company’s stockholders or (v) the Board’s approval, endorsement or recommendation of a Superior Proposal.

The foregoing descriptions of the Merger Agreement, the Amended and Restated Stockholder Rights Agreement, the Merger Limited Guarantee and the Support Agreement are qualified in their entirety by reference to such agreements attached as exhibits to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2015.

Confidentiality Agreement

On March 22, 2015, the Company and Brookfield Capital Partners LLC (“BCP”) entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, that any non-public information furnished to it or its affiliates by or on behalf of the other

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party would, for a period of two years from the date of the Confidentiality Agreement, be kept confidential and be used pursuant to the terms of the Confidentiality Agreement only for the purpose of evaluating a potential negotiated business transaction involving the parties. BCP also agreed, subject to certain limited exceptions, to abide by certain “standstill” provisions that prohibit BCP and its affiliates from acquiring equity interests in, or pursuing transactions involving, the Company for a period of 18 months from the date of the Confidentiality Agreement.

Letters of Intent

On April 29, 2015, the Company and Brookfield entered into letters of intent related to Brookfield’s proposed Preferred Stock financing and proposed Offer. A description of the contents of the letters of intent was disclosed under Item 1.01 of the Company’s Current Report on Form 8-K filed with the SEC on April 29, 2015 and is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s Board members, Nathan Milikowsky and David Jardini are holders of the Senior Subordinated Notes. The proceeds from the sale of the Preferred Stock will be used by the Company, along with its other cash and borrowing resources, to repay the Company’s Senior Subordinated Notes.

On January 23, 2014, Mr. Milikowsky and a related group of stockholders (the “Milikowsky Group”) indicated their intent to nominate five candidates—a control slate—for election to the Board at the Company’s 2014 annual meeting of stockholders (the “2014 Proxy Contest”). The Milikowsky Group later revised its slate of directors and announced a plan to nominate only three candidates—Mr. Milikowsky, Karen Finerman and David Jardini (the “Milikowsky Group Directors”).

As previously disclosed by the Company, on August 29, 2014, the Board received a request from Mr. Milikowsky’s legal counsel to reimburse Mr. Milikowsky for $500,455.49 incurred through July 2014 by him and certain persons associated with him in connection with an investigation into apparent leaks of confidential inside information and related matters (the “Investigation”). The letter also requested reimbursement of amounts subsequently incurred regarding the Investigation. Since the August 29, 2014 request, Mr. Milikowsky, through counsel, has withdrawn requests initially submitted on August 29, 2014 in the amount of $5,830.50 and submitted additional requests for advancement with respect to the Investigation totaling $109,306.76. To date, the Board has authorized all of Mr. Milikowsky’s requests for advancement in connection with the Investigation that have not been withdrawn. To date, the Company has advanced $382,247.99 to Mr. Milikowsky in response to these requests and is currently in the process of advancing the remaining $221,683.76 to Mr. Milikowsky.

On August 29, 2014, the Board received a letter from counsel for Nathan Milikowsky requesting reimbursement of $5,946,251.54 in expenses incurred by Mr. Milikowsky and certain related parties in connection with the 2014 Proxy Contest.

On January 23, 2015 Mr. Milikowsky formally notified the Company of his intent to nominate seven director candidates (the “Milikowsky Control Slate”), including Messrs. Milikowsky and Jardini and Ms. Finerman (along with Frederic Brace, Alan Carr, Michael Christodolou and Fiona Scott Morton)—for election at the 2015 annual meeting and to present at that meeting a “bylaw moratorium” proposal (the “2015 Proxy Contest”). As previously announced, the Company has postponed its 2015 annual meeting of stockholders.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company beneficially owned an aggregate of approximately 8,004,677 Shares as of May 22, 2015. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $5.05 per Share price being offered to all other stockholders of the Company in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 8,004,677 Shares owned

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by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $5.05 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $40,423,618 in cash.

The following table sets forth, as of May 22, 2015, the cash consideration that each non-employee director and executive officer of the Company would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Joel L. Hawthorne	99,041	500,157
Darrel A. Blair	10,636	53,712
Lionel D. Batty	56,259	284,108
John D. Moran	76,009	383,845
Quinn Coburn	37,141	187,562
Randy W. Carson	78,068	394,243
Thomas A. Danjczek	8,507	42,960
Karen Finerman (a)	292,514	1,477,196
David R. Jardini (b)	71,007	358,585
Nathan Milikowsky (c)	7,266,988	36,698,289
M. Catherine Morris	8,507	42,960
All executive officers and directors as a group	8,004,677	$40,423,618

(a)	Includes 261,507 shares held by affiliates of Metropolitan Capital Advisors, for which Ms. Finerman makes or shares the power to make investment and voting decisions.
(b)	Includes 62,500 shares held by the David R. Jardini 2010 Qualified Annuity Trust, for which Mr. Jardini acts as trustee.
(c)	Includes 6,361,741 shares owned by Nathan Milikowsky; 147,360 shares owned by The Rebecca and Nathan Milikowsky Family Foundation; 760,760 shares owned by Rebecca Milikowsky, which Mr. Milikowsky disclaims beneficial ownership as his spouse has sole pecuniary interest in such shares.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Under the terms of the Merger Agreement, each Company stock option outstanding at the effective time of the Merger, whether vested or unvested or exercisable or unexercisable, will be cancelled and converted into the right to receive (without interest) an amount in cash (less applicable tax withholdings) equal to the product of the Offer Price (less the per share exercise price of such Company stock option) and the aggregate number of Shares that were issuable upon exercise of the option immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, based on the Offer Price of $5.05 per Share, of the stock options held by such officer or director as of May 22, 2015.

Name	Number of Stock Option (#)	Value of Stock Options($)
Joel L. Hawthorne	182,000	$147,420
Darrel A. Blair	43,200	$34,992
Lionel D. Batty	36,000	$29,160
John D. Moran	32,000	$25,920
Quinn J. Coburn	10,280	$8,327
Randy W. Carson	—	$—
Thomas A. Danjczek	—	$—
Karen Finerman	—	$—
David R. Jardini	—	$—
Nathan Milikowsky	—	$—
M. Catherine Morris	—	$—

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Under the terms of the Merger Agreement, each Company restricted stock unit outstanding at the effective time of the Merger, whether vested or unvested, will be cancelled and converted into the right to receive (without interest) an amount in cash, equal to the product of the Offer Price and the number of Shares subject to the cancelled restricted stock unit (with the number of shares subject to each outstanding restricted stock unit subject to performance-based vesting criteria being determined based on target level of achievement of applicable performance goals) immediately prior to the effective time of the Merger. The following table summarizes, with respect to each executive officer and director, the cash value, based on the Offer Price of $5.05 per Share, in respect of each Company restricted stock unit outstanding at May 22, 2015.

Name	Number of Unvested Restricted Share Units (#)	Number of Unvested Performance Share Units at Target (#)	Total Value of Unvested Restricted Share Units and Performance Share Units ($)
Joel L. Hawthorne	196,166	352,800	$2,772,278
Darrel A. Blair	37,866	74,400	$566,943
Lionel D. Batty	36,533	77,200	$574,352
John D. Moran	35,267	78,200	$573,008
Quinn J. Coburn	13,310	33,450	$236,138
Randy W. Carson	—	—	$—
Thomas A. Danjczek	—	—	$—
Karen Finerman	—	—	$—
David R. Jardini	—	—	$—
Nathan Milikowsky	—	—	$—
M. Catherine Morris	—	—	$—

Severance Compensation Information

Each of the Company’s “named executive officers” (as such term is defined under Item 402 under Regulation S-K) entered into a double-trigger severance compensation agreement with the Company (collectively, the “Severance Compensation Agreements”) that applies only when there is (i) a change in control (as defined below) of the Company and (ii) the executive’s employment is terminated following such change in control. Both a change in control of the Company and corresponding executive termination must occur to trigger payment of the benefits under the Severance Compensation Agreements. Under each of the Severance Compensation Agreements, upon termination or while disabled following a change in control, the named executive officer is entitled to certain benefits described in “Item 8. Additional Information—Payments on Termination Following a Change in Control” beginning on page 31 of this Schedule. Assuming a change in control occurred as of May 22, 2015, and the employment of each of our named executive officers was subsequently terminated either by the officer with “Good Reason for Resignation” or by the Company or its successor, other than for Retirement, Death, Disability or a Termination for Cause, they would have been entitled to the payments and benefits listed in the table provided in “Item 8. Additional Information—Payments on Termination Following a Change in Control—Golden Parachute Compensation” beginning on page 31 of this Schedule.

Deferred Compensation Information

The Company maintains the GrafTech International Holdings Inc. Compensation Deferral Plan (the “Compensation Deferral Plan”) to provide savings in a tax-efficient manner for the benefit of eligible management employees who participate in our performance-based compensation programs and employees whose benefits under the GrafTech International Holdings Inc. Savings Plan (the “Savings Plan”) are limited by the benefit restrictions of Sections 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Amounts deferred under the Compensation Deferral Plan become payable to a participant within 45 days after a change in control provided the participant had timely elected to receive payment of his or her deferred amounts upon a change in control. All other payments under the Compensation Deferral Plan will be distributed in accordance with the elections of the participant, which may include payments of all or some of the deferred amounts upon termination of employment. The definition of “change in control” for purposes of the Compensation Deferral Plan is described in Item 8 of this Schedule.

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Assuming a change in control occurred as of May 22, 2015, the Company’s executive officers would be entitled to a distribution of their account balances under the Company’s Compensation Deferral Plan in the amounts listed in the table below.

Name	Non-Qualified Deferred Compensation ($)
Joel L. Hawthorne	48,000
Darrell L. Blair	9,000
Lionel D. Batty	363,000
John D. Moran	598,000
Quinn Coburn	—

Item 4.	The Solicitation or Recommendation

(a) Solicitation or Recommendation

At a meeting held on May 17, 2015, the Board unanimously (i) determined that the Offer and the Merger are advisable, fair to and in the best interests of the Company and its stockholders (other than Purchaser and its affiliates), (ii) approved and adopted the Merger Agreement and the approved transactions contemplated thereby and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b) Background and Reasons for the Board’s Recommendation.

Background

The following is a description of contacts between representatives of Brookfield and representatives of the Company that resulted in the execution of the Merger Agreement and the other agreements related to the Offer. The chronology below covers only the key events leading up to the execution of the Merger Agreement and the other agreements related to the Offer and does not purport to catalogue every conversation between representatives of Brookfield and representatives of the Company. For a review of the Brookfield’s activities relating to these contacts, please refer to the Schedule TO, including the information set forth under the sub-heading “Special Factors – 1. Background of the Offer; Past Contacts or Negotiations with the Company.”

As part of their ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board, respectively, periodically review and assess the Company’s operations and financial performance and industry conditions that may impact the Company’s long-term strategic goals and plans, and potential opportunities for business combinations, acquisitions and other financial and strategic alternatives.

On February 11, 2015, initial contact from Brookfield was made through a consulting firm engaged by Brookfield, who called a Company Board member, Thomas A. Danjczek, to ask if Mr. Danjczek would speak with Brookfield representatives about the Company. Mr. Danjczek informed Brookfield’s consultant that Mr. Danjczek would need to refer the matter to Joel L. Hawthorne, the Company’s President and Chief Executive Officer. Later on February 11, 2015, Mr. Danjczek received a call from Peter Gordon and David Gregory of Brookfield concerning the Company, during which Brookfield indicated that it was interested in refinancing the Senior Subordinated Notes and Mr. Danjczek told Messrs. Gordon and Gregory that they should contact Mr. Hawthorne directly.

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On February 12, 2015, Messrs. Gordon and Gregory called Mr. Hawthorne. Erick R. Asmussen, the Company’s then Chief Financial Officer and Vice President, joined the telephone call. Messrs. Gordon and Gregory indicated that Brookfield may be able to provide assistance with refinancing the Senior Subordinated Notes. Mr. Hawthorne informed Messrs. Gordon and Gregory that further discussions should be postponed until after the Company’s earnings release scheduled for March 2, 2015.

On February 13, 2015, Brookfield sent an invitation to meet with the Company at the Company’s headquarters on March 6, 2015.

On March 6, 2015, Messrs. Hawthorne and Asmussen, and Kelly Taylor, the Company’s Director, Investor Relations and Corporate Communications, met with Messrs. Gordon and Gregory at the Company’s headquarters and presented the Company’s then current investor relations presentation. At this meeting, the Brookfield representatives provided background on Brookfield and an expression of interest to offer the Company a $100 million convertible note to help refinance the Senior Subordinated Notes. As a condition to the convertible note, Brookfield indicated that it would want to be given Board representation proportionate to its investment. Mr. Hawthorne indicated that the Company had a solid capital structure, particularly in light of a recent credit agreement amendment to add liquidity through covenant modifications and the addition of a $40 million term loan facility.

On March 7, 2015, Peter Gordon sent an e-mail to Mr. Hawthorne thanking him for the opportunity to learn more about the Company, stated that Brookfield would like to find a way to work with the Company, and that representatives from Brookfield would be in touch with Mr. Hawthorne in the coming week.

On the morning of March 9, 2015, Mr. Hawthorne informed Randy W. Carson, Chairman of the Board, about the discussions with Brookfield, including their interest in a $100 million convertible note. On March 9, 2015, Mr. Gordon of Brookfield called Mr. Hawthorne and told Mr. Hawthorne that Brookfield might be interested in acquiring the Company and would forward a form of confidentiality agreement to cover discussions if the Company was interested. Mr. Hawthorne notified Mr. Carson of this development.

On March 10, 2015, Messrs. Carson and Hawthorne discussed whether the matter should be considered by the Board or by the special committee of the Board which had been formed to handle matters related to the Company’s 2015 annual meeting of stockholders. Over the next several days, they concluded, based on advice from counsel, that it should be considered by the full Board.

On March 10, 2015, Brookfield sent a form of confidentiality agreement and an initial information request. Mr. Hawthorne replied that, upon further consideration, the Company would prefer to use a Company drafted confidentiality agreement and the parties exchanged comments on the form of the agreement over the next several days.

On March 12, 2015, representatives of Brookfield delivered to Mr. Hawthorne a written presentation addressed to the Special Committee regarding Brookfield’s investment philosophy and experience in the Company’s industry. The presentation also expressed Brookfield’s interest in acquiring the Company in an all-cash transaction for a premium to be determined following approximately three weeks of commercial due diligence.

On March 13, 2015, Mr. Hawthorne advised Brookfield that the Company did not wish to proceed further unless Brookfield provided some indication of value that could be presented to the Board. On March 18, 2015, Brookfield sent to Mr. Hawthorne an investment presentation along with an expression of interest that included a preliminary indication of value (described below), which he sent to Mr. Carson.

On March 19, 2015, Mr. Hawthorne conferred with Mr. Carson, reviewing the communications with Brookfield and preliminary research done on their investment approach and capabilities. They concluded that Brookfield’s interest appeared to be genuine and determined to present the information to the Board.

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On March 19, 2015, the Company’s Board held a meeting during which Mr. Carson reported that on March 18, 2015, Mr. Hawthorne received from Brookfield an investment presentation and non-binding expression of interest in acquiring the Company. Mr. Carson summarized the background information provided by Brookfield, particularly the expression of interest, which provided for:

•	an all cash proposal to acquire all of the outstanding Shares at a price range of between $5.00 and $5.25 per Share, a 28—35% premium to the closing price on March 17, 2015;

•	expedited due diligence and negotiation of definitive agreements, to be completed by April 30, 2015;

•	no financing condition; and

•	if of interest, a possible offer to afford the Company’s stockholders an opportunity to retain their Shares of the Company under Brookfield sponsorship.

Mr. Hawthorne informed the Board that there had been no dialogue with Brookfield concerning the details of its expression of interest and reported that Brookfield was prepared to complete commercial due diligence and confirm its pricing proposal by April 12, 2015 and complete confirmatory due diligence by April 30, 2015. Mr. Hawthorne reported that the expression of interest included a “go shop” provision, a break fee, matching rights and reimbursement of Brookfield’s out-of-pocket expenses.

Mr. Hawthorne reviewed the timeline proposed by Brookfield, which included Brookfield’s delivery of a first draft of transaction documents to the Company by April 12, 2015, fully negotiating documents by April 30, 2015, signing and announcing a transaction during the first week of May 2015, a go-shop period of 30 to 60 days commencing after announcement, and closing a transaction upon completion of the go-shop period. The Board discussed the information presented, the terms of the proposed confidentiality agreement, whether the timing for consideration of selling the Company was appropriate given the Share price and industry conditions, whether a special committee of the Board should be established, whether other parties might be interested in acquiring the Company, whether there were good reasons not to explore discussions with Brookfield, and obtaining further advice from outside advisors. After discussions ended, the Board approved continuing discussions with Brookfield. On March 20, 2015, Mr. Hawthorne and Mr. Asmussen informed David Walker and Christopher Ventresca of J.P. Morgan Securities LLC (“J.P. Morgan”), the Company’s current financial advisor, of Brookfield’s March 18, 2015 non-binding expression of interest.

On March 22, 2015, the parties signed the confidentiality agreement, dated as of March 20, 2015, and, thereafter and continuing through execution of definitive agreements, with their counsel and advisors, met and had telephone conferences on numerous occasions to facilitate Brookfield’s due diligence. On March 23, 2015, Messrs. Hawthorne, Asmussen and John D. Moran, the Company’s Vice President, General Counsel and Secretary, met Mr. Gordon, Mr. Gregory and David Nowak for introductory discussions over dinner. Subsequently, on March 24, 2015, Messrs. Gordon, Gregory and Nowak, together with other representatives of Brookfield, visited the Company’s offices for a presentation on the Company’s Industrial Materials segment and a tour of its Lakewood, Ohio facility. On March 25, 2015, the Company’s management made a presentation to the Brookfield representatives regarding the Company’s Engineered Solutions segment and the history, development, and management of the Company as well as other related Company information. The presentation was combined with a tour of the Company’s Sharon Center, Ohio facility.

On March 30, 2015, the Board held a subsequent meeting during which Mr. Hawthorne provided an update on Brookfield’s March 18th non-binding expression of interest. Mr. Hawthorne explained that Brookfield had begun diligence on March 24, 2015 with a meeting at the Company’s corporate offices in Independence, Ohio, had taken tours of the Company’s facilities, and commenced other due diligence activities. Mr. Hawthorne noted that Brookfield’s proposal was unsolicited and that no decision to offer the Company for sale had been made and further noted that the Board would be free to reject any Brookfield offer or decide on other courses of action, including a sale process. The Board discussed consideration of Brookfield’s proposal in light of the Board’s assessment of the Company’s value and long-term strategies.

At the March 30, 2015 meeting, the Board also discussed the engagement of a financial advisor to help with the process associated with the Brookfield proposal. Mr. Hawthorne stated that the Company works and has

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worked with a number of different investment banks on various matters and that J.P. Morgan, the Company’s current financial advisor, had provided certain limited assistance to date on the Brookfield proposal and could provide further assistance to the Company. The Board considered J.P. Morgan’s past relationship with the Company, its qualifications including its position as an internationally recognized financial institution with substantial experience in transactions similar to the transactions being considered by the Board, and J.P. Morgan’s knowledge of the Company. The Board concluded that it would move forward with J.P. Morgan. J.P. Morgan thereafter provided additional assistance to the Company and the Board with respect to the Brookfield proposal, and Messrs. Hawthorne and Asmussen with the advice of counsel negotiated with J.P. Morgan as to the terms of its engagement. After the Board meeting on March 30, 2015, Mr. Hawthorne kept Mr. Carson informed as to the progress of working with J.P. Morgan and negotiation of an engagement letter. After benchmarking engagement proposals, Mr. Hawthorne informed Mr. Carson that J.P. Morgan and the Company had reached an agreement on an engagement letter. On April 21, 2015, the Company and J.P. Morgan signed an engagement letter, dated as of April 20, 2015, for J.P. Morgan to provide advice to and act for the Board and the Company with respect to the Brookfield proposal and related or alternative similar transactions.

On April 5, 2015, Mr. Walker and Mr. Ventresca of J.P. Morgan held a telephone conversation with representatives from Brookfield to clarify certain information contained in the investment presentation Brookfield submitted to the Company.

On April 9, 2015, the Company and Brookfield held a face-to-face meeting in Toronto to discuss the due diligence process, Brookfield’s approach to valuation, the Company’s business plan, considerations that could apply to various transaction structures, and the proposed transaction process, timeline, and next steps. The Company representatives explained that no sale of the Company had been approved by the Board and the Company was not soliciting or proposing acquisition structures or terms. This meeting was attended on behalf of the Company by Mr. Hawthorne, Mr. Walker of J.P. Morgan, M. Ridgway Barker of Withers LLP (“Withers”), the Company’s outside legal counsel, and Mr. Moran. This meeting was attended on behalf of Brookfield by Messrs. Gordon, Gregory and Nowak, and other members of the Brookfield deal team.

On April 9, 2015, Brookfield indicated to a representative of J.P. Morgan that Brookfield expected to submit a preliminary written proposal during the week of April 13, 2015. On April 13, 2015, Mr. Hawthorne and Mr. Asmussen called Brookfield to update Brookfield on changes to the Company’s 2015 forecast, which were to be reflected in the Company’s planned April 29, 2015 earnings release.

On April 14, 2015, the Company received a non-binding expression of interest from Brookfield regarding a proposed purchase of $150,000,000 of convertible preferred stock and a proposed tender offer for up to 100% of the Company’s Shares (including a back-end merger) at a purchase price of $5.00 per Share. On April 15, 2015, in response to a request from J.P. Morgan, Brookfield clarified that Brookfield would proceed with the preferred stock financing alone or, if the Company so desired, both transactions substantially concurrently.

On April 16, 2015, the Board met to further discuss Brookfield’s April 14, 2015 non-binding expression of interest. Mr. Barker of Withers, Messrs. Walker and Ventresca and Ian MacAllister of J.P. Morgan and C. Stephen Bigler of Richards, Layton and Finger, P.A., the Company’s Delaware counsel, were all present at the meeting. Messrs. Hawthorne and Asmussen updated the Board regarding Brookfield’s progress with due diligence, the Company’s personnel involved, external resources used by the Company and the scope of the diligence, including plant tours and subject matters covered. Mr. Walker presented and discussed preliminary valuation information on the Company, taking into account public analysts’ estimates, management forecasts, the advanced graphite materials division’s estimated liquidation value (which he stated was used solely for purposes of this discussion in light of the on-going review of business plans), and a preliminary valuation summary based on historic stock trading prices, trading multiples, transaction multiples, and discounted cash flow. Mr. Walker also presented preliminary financing alternatives information, including public company market opportunities and typical parameters of convertible debt, convertible preferred stock, and common equity. Mr. Barker reviewed with the Board the terms and conditions of Brookfield’s expression of interest and Board fiduciary duties and NYSE and other requirements potentially triggered in connection with the proposed transactions. The Board

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discussed various alternatives to the proposed transactions with Brookfield and Mr. Walker presented and discussed certain comparable transactions with the Board. Mr. Hawthorne reported on actions to enhance the performance and liquidity of the Company.

On April 19, 2015, the Board met and further discussed Brookfield’s April 14, 2015, non-binding expression of interest. Messrs. MacAllister, Walker and Ventresca and Mr. Barker attended this meeting. Mr. Walker presented a preliminary overview of the strategic and financing options available to the Company and each option’s advantages, disadvantages and execution considerations. At this meeting, the Board members discussed the principle features of each option, various terms and conditions applicable thereto, potential variations on the options and the possibility that Brookfield might be open to alternative provisions and structures. No binding commitment with Brookfield was authorized at this meeting. However, after completing a review of the various alternatives, the Board directed J.P. Morgan to continue further discussions with Brookfield, with a view to narrowing the number of options to the best available, and Company management to continue in the due diligence process.

On April 22, 2015, the Board met and discussed which course of action the Board would recommend for responding to Brookfield’s proposal. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. During this meeting, the Board reviewed the options still under consideration since the April 19, 2015 meeting. Mr. Walker described each of the options, described the differences in the options, reviewed the advantages and disadvantages of each, and discussed execution considerations. Mr. Walker described the amount of capital infusion associated with each option and the potential range of Brookfield’s ownership (on a fully diluted basis) upon completion of each option. The Board members discussed their views on the various options in light of the Company’s recent performance, cyclical industry conditions and current and projected future prices of the Shares. After further discussion, the Board directed J.P. Morgan and Company management to negotiate with Brookfield for a $150 million convertible preferred stock financing and a tender offer (including a back-end merger) for up to 100% of the outstanding Shares, including a proposed dividend rate of 6% for the preferred stock, a $5.75 offer price in the proposed Offer with a minimum tender condition of 10% of the Company’s outstanding Shares and a requirement that Brookfield acquire all of the Shares through a back-end merger in the event 80% of the Shares were tendered in the proposed Offer. The Board discussed that final determinations and approvals would come back to the Board, that the Board was not authorizing a sale of the Company at this time, rather authorizing negotiations with Brookfield, and that the Board would have the opportunity to consider approval of any proposed transaction at a later date.

During the period from April 22, 2015 to April 29, 2015, representatives of Brookfield and J.P. Morgan continued to negotiate terms for the proposed Preferred Stock financing and proposed Offer.

During the course of negotiations from April 22, 2015 to April 24, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield was not willing to increase its proposed purchase price above $5.00 per Share in the proposed Offer, but would reduce the minimum condition. After further discussion, on April 25, 2015, representatives of Brookfield indicated to representatives of J.P. Morgan that Brookfield would increase its proposed purchase price to $5.05 per Share in the proposed Offer.

On April 24, 2015, the Board met again to obtain an update on developments with Brookfield’s latest proposal and review a term sheet, the initial draft of which had been included in Brookfield’s April 14, 2015 proposal and the then current draft of which had resulted from substantial negotiations between the parties. Present at this meeting were Mr. Barker of Withers and Messrs. MacAllister, Walker and Ventresca of J.P. Morgan. The Board members reviewed and discussed the terms included in the term sheet achieved after substantial negotiation between the parties, including, with respect to the proposed Preferred Stock financing, the initial conversion price, the put right and make-whole premium payable upon a change of control of the Company and Board designation rights, and, with respect to the proposed Offer (and related merger), the price and conditions of the transaction.

On April 26, 2015 a special meeting of the Board was held for the purpose of obtaining an update on and discussion of the continuing negotiations with respect to Brookfield’s proposal. Present at this meeting were

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Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Hawthorne discussed certain key items regarding the current state of Brookfield’s proposed Preferred Stock financing and noted that the Company was awaiting a counter-proposal on the proposed Offer. The Board reviewed each key item regarding the proposed Preferred Stock financing and ultimately concurred with management’s resolution or suggested approach for each item and directed management and the representatives from J.P. Morgan to continue negotiations on behalf of the Company. The Board also reviewed the proposed tender offer term sheet and the various changes made to the initial draft during the course of negotiations. The Board agreed to continue negotiations regarding the Offer based on certain parameters that were discussed with management and the representatives from J.P. Morgan and Withers during this meeting.

On April 27, 2015, the Board met to review and discuss the open items in the term sheet for Brookfield’s proposed Preferred Stock financing. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from the representatives from J.P. Morgan and Withers, the Board agreed and instructed management and the representatives from J.P. Morgan to complete negotiations of the Preferred Stock financing in line with the parameters approved by the Board and authorized management, with the assistance of the Company’s outside legal counsel, to review and negotiate with Brookfield’s legal counsel the specific provisions of the definitive documents necessary for effecting the transaction and to present such documents in substantially completed form to the Board for its review and approval.

On April 28, 2015 the Board met and received an update on the progress of the negotiations surrounding the Brookfield proposals. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker updated the Board, noting the open issues and reporting that negotiations were progressing satisfactorily. Mr. Walker and Mr. Barker discussed the process, next steps, timeline and logistics surrounding finalizing negotiations and the consideration being given to signing letters of intent, a draft of which was included in the advance materials for this meeting. The letters of intent would obligate the parties to negotiate the definitive documents for both the proposed Preferred Stock financing and the proposed Offer in good faith. The Board also discussed the impact of the proposed transactions on the Company’s senior notes and credit facility, the Senior Subordinated Notes and potential regulatory filings associated with the transactions. The consensus of the Board was to direct J.P. Morgan to inform Brookfield that the $5.05 Offer Price was acceptable.

On April 29, 2015 the Board met and reviewed negotiated term sheets and letters of intent regarding the proposed issuance of Preferred Stock in a private offering to Brookfield and the proposed tender offer by Brookfield and a subsequent merger between an affiliate of Brookfield and the Company under certain circumstances. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. The Board unanimously authorized Company management to execute and deliver the letters of intent and Company management and counsel and J.P. Morgan to proceed with negotiation of definitive agreements and documents related to each of the proposed Preferred Stock financing and the proposed Offer. The execution of the letters of intent were publicly announced on this date.

On May 3, 2015, the Board met and reviewed proposed definitive agreements and documents related to the proposed Preferred Stock financing following negotiation between the parties of such agreements based on the agreed term sheet. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. After receiving advice from Withers and J.P. Morgan, the Board concluded that the proposed Preferred Stock financing was in the best interest of the Company and its stockholders and approved the definitive agreements and documents and the issuance of the Preferred Stock, subject to satisfaction of certain conditions.

On May 4, 2015, the Company and Purchaser entered into the definitive Investment Agreement and related documents.

On May 5, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield reached out to a representative of J.P. Morgan to ask if J.P. Morgan could facilitate a discussion

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between Brookfield and Mr. Milikowsky regarding whether Mr. Milikowsky would be willing to enter into a tender and support agreement with respect to his Shares in connection with the proposed Offer. The Company informed J.P. Morgan that it consented to such discussion.

On May 8, 2015, a representative of J.P. Morgan reported to the Company that a representative of Brookfield met with Mr. Milikowsky in New York and that Mr. Milikowsky was receptive to Brookfield’s proposal.

On May 12, 2015, the Board met to discuss the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. At this meeting, Mr. Barker discussed key terms and Board responsibilities and fiduciary duties associated with the proposed transaction. Among the matters discussed by Mr. Barker were the tender offer process, associated SEC filings and disclosure requirements, the process for carrying out the go-shop provisions, antitrust clearance, and deal protections. Mr. Barker and Mr. Walker also discussed the key open items in the negotiations, the change in control acceleration provisions in the Company’s debt arrangements, potential associated rating agency considerations, and the nature of Brookfield’s commitment to backstop the Company’s debt obligations in the event such obligations were to be accelerated. Mr. Walker and Mr. MacAllister discussed J.P. Morgan’s proposed fairness opinion, noting that it is a policy of J.P. Morgan not to provide a fairness opinion where there is not an acquisition that creates a majority holder of the subject company’s outstanding shares. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 13, 2015, the Board met to obtain an update on and discuss the continuing negotiations with respect to the proposed Offer (and related Merger). Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Walker and Mr. Barker provided an update to the Board regarding significant open items in connection with the Merger Agreement and other transaction documents that were being negotiated, including provisions related to the Board’s ability to accept a superior proposal, including whether the Company would have the right to redeem the Preferred Stock to be issued to Brookfield in the Preferred Stock financing upon the Board’s acceptance of such a proposal, as well as Brookfield’s standby credit commitment, the proposed elements of a superior proposal, closing conditions and expense reimbursement. The Board gave guidance to J.P. Morgan and Company counsel with respect to resolution of such open items.

On May 14, 2015, the Board met to obtain an update on negotiations with Brookfield related to the Merger Agreement. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. Mr. Barker and Mr. Walker provided an update on negotiations. At this meeting, the Board also reviewed certain SEC disclosure requirements. The Board then reviewed the sequence of events expected for finalizing the Merger Agreement and related documents, assuming the resolution of the open items based on guidance previously given by the Board.

On May 17, 2015, the Board met and reviewed and considered, among other things, final drafts of the Merger Agreement and related documents. Present at this meeting were Messrs. MacAllister, Walker and Ventresca of J.P. Morgan and Mr. Barker of Withers. J.P. Morgan delivered to the Board its oral opinion, which was confirmed by delivery of a written opinion dated May 17, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board also reviewed some of the key factors that the Board had considered over its many meetings over the past two months with respect to the transaction. The Board also considered the continued and considerable time spent by Company management, Company counsel and J.P. Morgan’s deal team negotiating the definitive documents and finalizing due diligence. After receiving advice from the Company’s counsel and financial advisor, the Board, based upon all of the factors discussed at this meeting and all prior meetings, approved the definitive agreements and documents related thereto.

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On May 17, 2015, the Company and Purchaser executed the definitive Merger Agreement and certain stockholders of the Company, including Mr. Milikowsky, entered into the Support Agreement. The events were publicly announced on May 18, 2015. The Go-Shop Period commenced on May 18, 2015 and the Company is beginning to receive preliminary indications of interest from third parties. The Company is evaluating those indications and, as appropriate, will facilitate due diligence by interested parties. Pursuant to the Merger Agreement, the Offer must stay open for at least 10 business days following completion of the Go-Shop Period.

Reasons for the Offer and the Merger; Fairness of the Offer and the Merger

In considering whether to enter into the discussions with Brookfield that resulted in the Merger Agreement, the Board considered both the opportunities available to stockholders from the Offer and the Merger as well as the risks to the Company’s business in the current operating environment.

A shift in customer sentiment has resulted in a reduction in demand, and pricing and volume in the Company’s Industrial Materials segment have become increasingly challenging. The Company’s 2015 graphite electrode order book continues to be built with approximately 75% of targeted order volumes confirmed. Pricing remains under pressure for both graphite electrodes and needle coke. In the Engineered Solutions segment, pricing for products is lower. The Company’s previously announced cost savings programs remain on track and are anticipated to deliver $50 million in cash savings to benefit 2015 EBITDA results. However, these savings will not fully offset the decline in pricing and volume across both business segments. Based on these conditions, on April 30, 2015, the Company publicly announced its expectations for the first half of 2015. The announcement was disclosed under Item 2.02 of the Company’s Current Report on Form 8-K filed with the SEC on April 30, 2015 and is incorporated by reference herein.

Brookfield has demonstrated confidence in the Company’s strategic plan and prospects and shares the Company’s focus on executing a strategy that will allow the Company to manage through intensifying industry challenges in preparation for a cyclical upturn. The Board believes that Brookfield is a well-capitalized, knowledgeable and experienced investor and that, with the benefit of its Preferred Stock financing in the Company and the participation of its designees on the Board, the Company will be well positioned to successfully implement its business plan and long-term strategy and achieve its long-term growth prospects for the benefit of its stockholders. Brookfield’s Preferred Stock financing will allow the Company to address liquidity concerns associated with the Senior Subordinated Notes, and participation by Brookfield’s designees on the Board will provide additional insight and expertise from an investment firm with diverse businesses assets and significant operating expertise, including within steel manufacturing.

The Board views the Offer as an opportunity for the Company’s stockholders to choose immediate liquidity at a premium for some or all of their Shares and to avoid the risks inherent in the current operating environment or to participate in the Company as a stockholder following the closing of the Offer with the benefit of Brookfield’s sponsorship going forward to the extent the conditions to the Merger, particularly the Merger Condition, are not satisfied.

In the course of reaching the determinations and decisions, and making the recommendation, described above, the Board considered the following substantive positive factors and potential benefits of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby, each of which the Board believed supported its decision:

•	the belief that the Offer and the Merger will provide stockholders with the opportunity to accept a price for their Shares that is likely to be higher than what may be available in the open market at this time and for the foreseeable future, particularly in light of the Company’s recent results of operations, financial condition and guidance and historical multiples;

•	the fact that the stockholders will have the opportunity to choose immediate liquidity at a premium by choosing to sell some or all of their Shares in the Offer for the Offer Price and, unless the Merger Condition is met, will have the opportunity to participate in the Company as a stockholder with the benefit of Brookfield’s sponsorship and certain stockholder protections;

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•	the recent trading activity of the Shares and the fact that the Offer Price represents a premium of approximately 17% over the closing price of the Shares on April 29, 2015 (the last trading day before the letter of intent related to the Offer (“Tender Offer LOI”) was executed and publicly announced), and a premium of approximately 26% over the 60 day volume-weighted average closing price of the Shares ending April 29, 2015;

•	the fact that the Offer Price consists of all cash, which provides certainty and immediate value to stockholders and allows stockholders to choose to avoid the risks of continuing to hold Shares;

•	the belief that, based upon the extensive negotiation process led by the Board, the Offer Price was the highest price per Share that was reasonably attainable from Brookfield;

•	the financial analyses reviewed and discussed with the Board (based on information provided by the Company to J.P. Morgan) by representatives of J.P. Morgan on May 17, 2015 and the oral opinion of J.P. Morgan delivered to the Board, which was confirmed by delivery of a written opinion dated May 17, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing the opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger is fair, from a financial point of view, to such holders (see below under “—Opinion of the Company’s Financial Advisor”). The full text of the written opinion of J.P. Morgan, dated May 17, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been attached as Annex A to this Schedule;

•	the fact that Brookfield is a well-capitalized, knowledgeable and experienced private investment firm and the Board’s belief that, with the benefit of its investment in the Company and the participation of its designees on the Board, the Company should be well positioned to successfully implement its business plan and long-term strategy and achieve its long-term growth prospects; and

•	the terms of the Merger Agreement, including:

•	the fact that there is no financing condition and Brookfield provided an appropriate guarantee of the payment obligations under the Merger Agreement;

•	the fact that Brookfield provided a back-stop financing commitment to provide debt financing to the Company under certain circumstances;

•	the fact that the conditions to the closing of the Offer and the Merger are limited to customary contractual conditions and that, based on the information provided by senior management and independent legal counsel, the Board’s belief that such conditions can be expected to be satisfied;

•	based on the advice of regulatory counsel, the expectation of obtaining the required regulatory approvals within the timeframe permitted by the Merger Agreement;

•	if the Merger is consummated, the ability of the stockholders to exercise appraisal rights, which provide properly exercising stockholders with the opportunity to have the Delaware Court of Chancery determine the “fair value” of their Shares and to receive payment based on that valuation in lieu of receiving the Offer Price;

•	the fact that the Company is permitted under the terms of the Merger Agreement to continue to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the Merger, subject only to limitations and restrictions on the taking of certain prescribed actions, which management of the Company has advised the Board are reasonable and should not adversely affect the Company’s operations to any significant extent; and

•	the remedies available to the Company if Brookfield breaches the Merger Agreement.

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In the course of reaching the determinations and decisions, and making the recommendation, described above, the Board considered the following risks and potentially negative factors relating to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby:

•	the risks during the pendency of the Offer and the Merger related to:

•	the potential disruption of management’s attention to the ongoing business due to the transaction;

•	the potential effect of the announcement of the Merger on relationships with employees and customers;

•	potential material adverse effects on the Company’s operating results, including as a result of costs incurred in connection with the Merger; and

•	the ability to attract and retain key personnel;

•	the fact that, while the Merger is expected to be completed, there can be no assurance that all conditions to complete the Merger will be satisfied or waived, and, as a result, it is possible that the Merger might not be completed even if the requisite number of Shares are tendered;

•	the fact that, if the Offer closes but the Merger does not occur:

•	a large and possibly majority stockholder would have the ability to exert substantial influence or control over all matters requiring approval by stockholders and would have board representation proportional to its ownership, including potentially a majority of the Board;

•	a large and possibly majority stockholder would make it more difficult, or potentially impossible, for a third party to acquire, or would discourage a third party from seeking to acquire, a majority of the outstanding Shares or control of the Board through a tender offer, business combination or proxy solicitation;

•	the concentration of ownership in Brookfield could lead to the Company taking actions that other stockholders would or might not view as beneficial and as adversely affecting the Share price; and

•	the Offer could result in the possible reduction in market liquidity for the Shares and the lack of a significant trading market for the Shares;

•	the fact that the Offer could result in the delisting of the Shares from the New York Stock Exchange and possible deregistration of the Shares under the Securities Exchange Act of 1934 and the fact that, if the Shares are so deregistered, stockholders who do not tender their Shares would no longer benefit from the protections afforded by registration under the Securities Exchange Act of 1934;

•	the risk of any possible adverse effect on the business, the Share price and ability to attract and retain key employees, customers or suppliers if the Offer and the Merger were publicly announced but not consummated;

•	the fact that if the Merger occurs, the Company’s current stockholders would no longer participate in its future earnings and growth, if any, or benefit from increases, if any, in the value of the Shares or from any potential future sale of the Company to a third party;

•	the requirement that, if the Merger Agreement is terminated under specified circumstances, the Company must pay a termination fee of $7,500,000 or $20,000,000, depending on the circumstances;

•	the possibility that, notwithstanding efforts in conducting the Go-Shop process, potential acquirors may not wish to participate in such a process or submit bids due, in part, to the termination fee and provisions of the Merger Agreement or the provisions of the Preferred Stock financing;

•	the fact that the receipt of the Offer Price in the Offer and the Merger by stockholders who are U.S. persons will generally be subject to U.S. federal income tax;

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•	the fact that, if the Offer does not close, management will have expended significant time and effort in connection with the Offer and there may have been a significant disruption of management’s attention to the Company’s ongoing business operations;

•	the restrictions on the conduct of the Company’s business prior to the completion of the Merger, which prevent the taking of specified actions without the prior consent of Brookfield and which actions the Company might otherwise take in the absence of the pending Merger; and

•	the advisory, legal, accounting, filing and other fees, costs and expenses incurred and to be incurred by the Company.

In the course of reaching the determinations and decisions, and making the recommendation, described above, the Board considered the following factors relating to the procedural safeguards that the Board believed were present to ensure fairness of the Offer and the Merger, each of which the Board believed supported its decision and provided assurance of the fairness of the Offer and the Merger to the Company’s unaffiliated stockholders:

•	the fact that the Board was advised by J.P. Morgan, as financial advisor, and by Withers and Willkie Farr & Gallagher LLP, as legal advisors, each of which is a highly qualified, independent advisor;

•	the fact that the Board met regularly with its legal and financial advisors to assist the Board in evaluating and negotiating the legal and financial terms of the Merger Agreement;

•	the fact that the Board had no obligation to recommend the Offer or the Merger or any other business combination or strategic transaction and could reject the Offer or the Merger or any other business combination or strategic transaction;

•	the fact that the Offer Price and other terms and conditions of the Merger Agreement were the product of extensive arms’-length negotiations between the Board and its legal and financial advisors, acting at the direction of the Board, on the one hand, and Brookfield and its legal advisors, on the other hand;

•	that the terms of the Merger Agreement and related agreements were designed to encourage a superior proposal, including:

•	the Board’s ability during the Go-Shop Period to solicit alternative acquisition proposals from third parties and to provide information and participate in negotiations with third parties with respect to such acquisition proposals (and, under certain circumstances, continue negotiations with certain parties for an additional 15-day period) and the fact that the Tender Offer LOI was filed and announced publicly more than two full weeks prior to signing the Merger Agreement, thereby putting third parties potentially interested in a business combination on notice;

•	based on consultation with its financial advisor, the Board’s belief that the Go-Shop Period (plus a potential 15-day extension) is a reasonable length of time, particularly in light of the prior public announcement of the Tender Offer LOI, in which to identify and negotiate with third parties potentially interested in a business combination who reasonably could be believed would be able to submit alternative acquisition proposals;

•	the Board’s ability, under certain circumstances, at any time after expiration of the Go-Shop Period, to consider an unsolicited alternative acquisition proposal received from a third party if the Board determines in good faith, after consultation with outside legal counsel, that failure to consider and respond to such acquisition proposal would be inconsistent with the directors’ fiduciary duties and, after consultation with outside legal counsel and its financial advisor, that such acquisition proposal either constitutes or would reasonably be expected to result in a proposal superior to the Offer and Merger;

•	the Board’s ability, under certain circumstances, to change its recommendation, accept a superior proposal and terminate the Merger Agreement;

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•	the fact that the Support Agreement automatically terminates upon termination of the Merger Agreement, including upon a termination by the Company to accept a superior proposal; and

•	the fact that the fees payable by the Company to Brookfield for terminating the Merger Agreement in order to accept a superior proposal are within the customary range and that the fee payable in respect of a superior proposal accepted during the Go-Shop Period and, if applicable, any extension thereof, are lower than after such period, which may encourage any potential competing bidders to act promptly;

•	the fact that the Stockholders Rights Agreement includes protective measures for minority stockholders including:

•	standstill provisions that prohibit Brookfield and its affiliates from taking certain actions, including limitations on acquiring additional shares under certain circumstances;

•	board representation that is no more than proportionate to the amount of the Shares owned by Brookfield;

•	voting restrictions which require Brookfield to vote, in certain circumstances, additional shares acquired during the standstill period in proportion to the votes of all non-Brookfield stockholders or in accordance with the recommendation of the non-Brookfield designated Board members;

•	required approval by a majority of the disinterested directors or by holders (other than Brookfield) of a majority of outstanding Shares for transactions between the Company and Brookfield or its affiliates; and

•	customary confidentiality provisions;

•	the fact that the Merger will not occur and stockholders who did not tender their shares pursuant to the Offer will not have their shares cashed out in the Merger unless a large majority of the Company’s stockholders (not including Brookfield), representing in excess of 75% of the currently outstanding Shares, accept the Offer and tender their Shares; and

•	the fact that neither the Offer nor the Merger is conditioned upon employment or other arrangements between senior management and Brookfield and that no such arrangements with Brookfield exist.

In the course of reaching its determination regarding the fairness of the Merger to the unaffiliated stockholders, the Board considered that:

•	because the Company is a going concern and the Offer was approved on that basis, the Board did not believe that it would be appropriate to consider liquidation value as a factor and, in this regard, the Board believed, based on its familiarity with the Company’s business and assets, that the value of the Company’s assets that might be realized in a liquidation would be substantially less than the Company’s going concern value;

•	the Board did not believe that it would be appropriate to consider net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of the Company as a going concern but rather is reflective of historical costs and because net book value does not take into account the prospects of the Company, market conditions, trends in the industry in which the Company operates or the business risks inherent in the industry;

•	at the time the Merger Agreement and related agreements were negotiated, Brookfield had no representation on the Board, no agreements with the Company other than the Investment Agreement, the Tender Offer LOI and the Confidentiality Agreement, and no shareholdings in the Company, and, accordingly, the Board did not believe that structuring the Offer to require a majority tender, or the Merger to require a majority vote, of the stockholders unaffiliated with Brookfield was necessary or appropriate or that it was necessary or appropriate to retain a representative unaffiliated with Brookfield to act solely on behalf of unaffiliated security holders for the purpose of negotiating the terms of the Merger Agreement and related agreements; and

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•	the Company is not aware of any firm offers by any other person during the past two years with respect to a business combination or change in control transaction.

The foregoing discussion of the information and factors considered by the Board includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, including the Board’s determination as to fairness, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual directors may have given different weights to different factors. The Board approved the Merger Agreement and made its determinations and recommendation as to the Offer and the Merger based upon the totality of the information presented to and considered by it.

Opinion of the Company’s Financial Advisor

Pursuant to an engagement letter dated April 20, 2015 (the “Engagement Letter”), the Company retained J.P. Morgan as financial advisor to its Board in connection with the Offer and the Merger.

At the meeting of the Board on May 17, 2015, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors, assumptions and limitations set forth in its opinion, the consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its oral opinion by delivering its written opinion to the Board, dated May 17, 2015, that, as of such date, the consideration to be paid to the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. No limitations were imposed by the Board upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan dated May 17, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering its opinion, has been attached as Annex A to this Schedule and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. The written opinion of J.P. Morgan included an assumption that Purchaser would acquire a sufficient number of Shares in the Offer so that, upon consummation of the Offer, Purchaser would hold a majority of the outstanding Shares. J.P. Morgan’s written opinion is addressed to the Board, is directed only to the consideration to be paid to the holders of the Shares in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the Merger or any other matter. The summary of the opinion of J.P. Morgan set forth in this Schedule is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed the Tender and Support Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and

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•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of the Company with respect to certain aspects of the Offer and the Merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Purchaser under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offer and the Merger and the other transactions contemplated by the Merger Agreement and the Tender and Support Agreement will be consummated as described in the Merger Agreement and the Tender and Support Agreement. J.P. Morgan has also assumed that the representations and warranties made by the Company and Purchaser in the Merger Agreement, Tender and Support Agreement and the related agreements were and will be true and correct in all respects material to J.P. Morgan’s analysis. At the direction of the management of the Company, J.P. Morgan also assumed that Purchaser will acquire a sufficient number of Shares in the Offer so that, upon consummation of the Offer, it will hold a majority of the outstanding capital stock of the Company by voting power. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offer and the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Offer and the Merger.

The projections furnished to J.P. Morgan for the Company were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Offer and the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections, please refer to the section entitled “Item 8. Additional Information—Forward Looking Statements” beginning on page 37 of this Schedule.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Shares in the Offer and the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Offer and the Merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Offer and the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offer or the Merger, or any class of such persons relative to the consideration to be paid to the holders of the Shares in the Offer and the Merger or with respect to the fairness of any such compensation. J.P. Morgan has expressed no opinion as to the terms of the Preferred Stock.

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In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. The financial analyses summarized below include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth herein without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses. For purposes of the financial analyses summarized below, at the direction of management of the Company, J.P. Morgan assumed the issuance of the Preferred Stock.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the Company. The companies selected by J.P. Morgan were:

•	IBIDEN Co., Ltd.

•	Showa Denko K.K.

•	SGL Group SE

•	Tokai Carbon Co., Ltd.

•	Mersen S.A

•	Toyo Tanso Co. Ltd.

•	Nippon Carbon Company Ltd.

•	Graphite India Ltd.

•	HEG Ltd.

•	SEC Carbon Ltd.

None of the selected companies reviewed is identical to the Company. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated, for each selected company, the ratio of the company’s firm value (calculated as the market value of the company’s common stock on a fully diluted basis, plus any debt and minority interest, less cash and cash equivalents) to the consensus equity research analyst estimate for the company’s EBITDA (defined as earnings before interest, taxes, depreciation and amortization) for the fiscal year ended December 31, 2015 (the “2015E FV/EBITDA”) and the ratio of the company’s firm value to the consensus equity research analyst estimate for the company’s EBITDA for the fiscal year ended December 31, 2016 (the “2016E FV/EBITDA”). The following table represents the results of this analysis:

	Mean	Median
2015E FV/EBITDA	8.0x	7.1x
2016E FV/EBITDA	7.0x	6.2x

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Based on the results of this analysis, J.P. Morgan selected multiple reference ranges for the Company of 8.5x – 10.5x and 6.5x – 8.5x for 2015E FV/EBITDA and 2016E FV/EBITDA, respectively.

After applying this range to the Company’s estimated EBITDA for the fiscal years ended December 31, 2015 and December 31, 2016 based on the Company’s projections provided by management, the analysis indicated the following implied per share equity value ranges for the Shares, rounded to the nearest $0.05:

	Implied Per Share Equity Value
	Low	High
2015E FV/EBITDA	$1.75	$2.95
2016E FV/EBITDA	$1.15	$2.55

The ranges of implied per share equity value were compared to the Company’s closing share price of $4.33 on April 29, 2015 and the proposed consideration of $5.05 per Share.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving acquired businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to the Company’s business. Specifically, J.P. Morgan reviewed the following transactions:

Target	Acquiror	Month/Year Announced
Hillfoot Steel Group Ltd	Murray International Holdings Limited	April 2008

Certech / Carpenter Advanced Ceramics	The Morgan Crucible Company plc	December 2007

Great Lakes Carbon Income Fund	Oxbow Carbon & Minerals LLC	March 2007

Carbon Savoie	Alcan	October 2006

Showa Highpolymer	Showa Denko K.K.	May 2006

None of the selected transactions reviewed was identical to the Offer and the Merger. However, the transactions selected were chosen because the participants in and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of, respectively, the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the Offer and the Merger.

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s firm value to the target company’s EBITDA for the twelve-month period prior to announcement of the applicable transaction (“FV/LTM EBITDA”). This analysis resulted in a mean FV/LTM EBITDA of 9.5x and a median FV/LTM EBITDA of 8.0x.

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 8.0x – 10.0x for FV/LTM EBITDA and applied it to the Company’s LTM EBITDA as of March 31, 2015. The analysis indicated an implied per share equity value range for the Shares, rounded to the nearest $0.05, of $2.70 – $4.25, which was compared to the Company’s closing share price of $4.33 on April 29, 2015 and the proposed consideration of $5.05 per Share.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using

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estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation and amortization, capital expenditures and changes in net working capital. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2015 through 2024 based upon financial projections prepared by the management of the Company. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten-year period ending 2024 by applying a perpetual growth rate ranging from 1.5% to 2.5% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2015 using a range of discount rates from 10.5% to 12.5%. The discount rate range was based upon J.P. Morgan’s analysis of the Company’s weighted average cost of capital.

Based on the foregoing, this analysis indicated an implied per share equity value range for the Shares, rounded to the nearest $0.05, of $4.20 – $6.40, which was compared to the Company’s closing share price of $4.33 on April 29, 2015 and the proposed consideration of $5.05 per Share.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Offer and the Merger. However, the companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and form of operations. The transactions selected were similarly chosen because the participants in and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of, respectively, the Offer and the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company and the transactions differently than they would affect the Offer and the Merger.

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As part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise the Board with respect to the Offer and the Merger on the basis of such experience and its familiarity with the Company.

For services rendered in connection with the Offer and the Merger, the Company has agreed to pay J.P. Morgan a fee of approximately $10.1 million (if the Purchaser acquires a majority of the capital stock of the Company) or $3.5 million (if the Purchaser acquires less than a majority of the capital stock of the Company), a substantial portion of which, in either case, will become payable only if the Offer is consummated or the Purchaser acquires the Preferred Stock. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services (subject to certain agreed limitations) without the prior written consent of the Company, including the reasonable fees and expenses of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of the engagement of J.P. Morgan, including liabilities arising under federal securities laws.

During the two years preceding the date of the opinion letter, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Purchaser or the parent companies of the Purchaser, BCP and Brookfield Asset Management Inc. (“BAM”). During the two years preceding the date of the opinion letter, J.P. Morgan and its affiliates have acted as bookrunner on debt underwritings for portfolio companies of BCP, for which J.P. Morgan and such affiliates have received customary compensation. During such period, J.P. Morgan and its affiliates have also had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as the joint lead arranger on the Company’s term loan in February 2015. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or BAM for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Certain Forecasts

The Company does not as a matter of course make public long-term forecasts as to future performance or other prospective financial information beyond the current fiscal year, and the Company is especially wary of making forecasts or projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, as part of the Company’s due diligence review and consideration of the Offer, the Company’s management prepared and provided to J.P. Morgan, in connection with its evaluation of the fairness, from a financial point of view, of the Offer, non-public, internal financial forecasts regarding the Company’s projected future operations for the 2015 through 2024 fiscal years. The Company has included below a summary of these forecasts for the purpose of providing stockholders and investors access to certain non-public information that was furnished to third parties and such information may not be appropriate for other purposes.

The Company’s internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles in the United States. The Company’s independent public accountants have not examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The summary of these internal financial forecasts included below is not being included to influence stockholders’ decisions whether to tender their Shares, but because these internal financial forecasts were provided by the Company to J.P. Morgan.

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While presented with numeric specificity, these internal financial forecasts were based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to the Company’s businesses) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause these internal financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors discussed in the sections entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015, all of which are filed with the SEC and incorporated by reference into this Schedule and the forward-looking statements disclosure contained in the section entitled “Item 8. Additional Information—Forward-Looking Statements” beginning on page 37 of this Schedule. These internal financial forecasts also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the forecasted results summarized below will be realized.

The inclusion of a summary of these internal financial forecasts in this Schedule should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered these internal financial forecasts to be predictive of actual future events, and these internal financial forecasts should not be relied upon as such nor should the information contained in these internal financial forecasts be considered appropriate for other purposes. None of the Company or its affiliates, advisors, officers, directors or representatives can give you any assurance that actual results will not differ materially from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date these internal financial forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying these forecasts are shown to be in error. Since the forecasts cover multiple years, such information by its nature becomes less meaningful and predictive with each successive year. The Company does not intend to make publicly available any update or other revision to these internal financial forecasts. None of the Company, its affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder or other person regarding the Company’s ultimate performance compared to the information contained in these internal financial forecasts or that the forecasted results will be achieved. The Company has made no representation to Brookfield or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts. The below forecasts do not give effect to the transactions contemplated by the Merger Agreement. The Company urges all stockholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.

Management Projections

	Management Forecasts and Guidance (Dollars in Millions)
	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	Terminal
Total revenue	$779	$806	$908	$1,032	$1,219	$1,306	$1,348	$1,397	$1,458	$1,394	$1,422
% growth	N/A	3.5%	12.6%	13.8%	18.0%	7.1%	3.2%	3.6%	4.4%	(4.4%)	2.0%
EBITDA	$83	$96	$166	$208	$289	$304	$315	$328	$354	$314	$320
% margin	1.2%`	3.4%	10.9%	13.5%	18.0%	17.3%	17.6%	17.8%	18.7%	17.0%	17.0%
EBIT	$9	$28	$99	$140	$220	$226	$238	$248	$273	$237	$242
% margin	10.7%	12.0%	18.3%	20.1%	23.7%	23.3%	23.4%	23.5%	24.3%	22.5%	22.5%
Less: Taxes	(2)	(7)	(30)	(42)	(66)	(68)	(71)	(74)	(82)	(71)	(73)
% tax rate	20.0%	25.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%
EBIAT	$7	$21	$69	$98	$154	$158	$166	$174	$191	$166	$169
Plus: Depreciation and amortization	74	69	68	68	69	77	77	80	82	77	79
Less: Capital expenditures	(51)	(56)	(59)	(85)	(84)	(69)	(118)	(101)	(74)	(86)	(87)
Plus: (Inc) / dec in net working capital	50	38	(16)	(28)	(42)	(35)	(10)	(11)	(13)	9	(4)
Less: Proxy contest costs (post-tax)	(3)
Unlevered free cash flow	$77	$71	$62	$53	$98	$132	$115	$141	$186	$166	$157
Unlevered free cash flow for discounting	$58	$71	$62	$53	$98	$132	$115	$141	$186	$166	$157

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GAAP Reconciliation of Management Projections

NOTE ON EBITDA, EBIT RECONCILIATION: EBITDA, EBIT and EBIAT are non-GAAP financial measures that the Company currently calculates according to the schedule below, using historical or estimated target GAAP amounts as indicated below. The Company believes that EBITDA, EBIT and EBIAT measures are generally accepted as providing useful information regarding a company’s ability to incur and service debt as well as productivity and cash generation. The Company’s management uses EBITDA, EBIT and EBIAT measures as well as other financial measures in connection with its decision-making activities. EBITDA, EBIT and EBIAT measures should not be considered in isolation or as a substitute for net income (loss), cash flows from operations or other consolidated income or cash flow data prepared in accordance with GAAP. The Company’s method for calculating EBITDA, EBIT and EBIAT measures may not be comparable to methods used by other companies and is not the same as the method for calculating EBITDA measures under its senior secured revolving credit facility or other debt instruments.

	(Dollars in Millions)
	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
EBITDA	$83	$96	$166	$208	$289	$304	$315	$328	$354	$314

Depreciation and amortization	(74)	(68)	(67)	(68)	(69)	(78)	(77)	(80)	(81)	(77)

EBIT	9	28	99	140	220	226	238	248	273	237

Special charges (a)	(82)	—	—	—	—	—	—	—	—	—
Interest	(34)	(24)	(22)	(21)	(21)	(20)	(4)	—	—	—
Taxes	(1)	(1)	(23)	(36)	(60)	(62)	(70)	(74)	(82)	(71)

Net income	$(108)	$3	$54	$83	$139	$145	$164	$174	$191	$166

(a)	Special charges include an impairment of $35 million, rationalization and related charges of $29 million, equity compensation charges of $15 million, and transaction and other charges of $3 million

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s directors (except for Mr. Hawthorne) intend to tender all of their Shares in the Offer and the Company’s executive officers (including Mr. Hawthorne) intend to tender a portion of their Shares in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company’s knowledge, by any executive officer, director or affiliate of the Company, other than payroll deductions and Company matching and retirement contributions under the Savings Plan and the Compensation Deferral Plan, in the ordinary course (to the extent made in, or invested in, the Shares), and withholding of Shares upon vesting of awards under the Company’s 2005 Equity Incentive Plan to meet tax withholding requirements.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as set forth in this Schedule or incorporated in this Schedule by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any

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subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information

For the purpose of the Company’s incentive and compensation plans and the Severance Compensation Agreements, a “change in control” is defined to include, among other things, the acquisition of 15% or more of the Company’s voting securities by any person or group (50% with respect to post-2004 deferrals under the Compensation Deferral Plan), and, therefore, issuance of the Preferred Stock or consummation of the Offer at a level sufficient to satisfy the Minimum Condition (other than under the Compensation Deferral Plan) will constitute a “change in control” thereunder.

Double-trigger Change in Control Agreements

Each of the Company’s “named executive officers” (as such term is defined under Item 402 under Regulation S-K) entered into a double-trigger Severance Compensation Agreement with the Company that applies only when there is (i) a change in control of the Company and (ii) the executive’s employment is terminated following such change in control and during the term of the Severance Compensation Agreement. Both a change in control of the Company and corresponding executive termination must occur to trigger payment of the benefits under the Severance Compensation Agreement.

Named executive officers, Messrs. Hawthorne and Asmussen and Lionel Batty entered into change in control agreements with the Company that include a modified cut-back adjustment whereby the severance payment will be reduced to an amount not exceeding the limitations under Section 280G of the Code if total amounts payable (that are subject to the limitations under Section 280G) exceed those limitations by an amount not in excess of $50,000. The agreement signed by Mr. Moran in 2011, and, Darrell Blair, in connection with his 2014 appointment to President, Industrial Materials, includes a cut-back adjustment that eliminates reimbursement for certain excise tax liabilities (and income tax liabilities attributable to excise tax reimbursement) if the total severance equals or exceeds three times the executive’s base amount.

Under the agreements, if a named executive officer’s employment is terminated due to a Termination for Cause or by the named executive officer other than with Good Reason for Resignation (as such terms are defined in the Severance Compensation Agreements), the executive will be paid his full base salary and accrued vacation pay through the date of termination, plus any benefits or awards which have been earned or become payable but which have not yet been paid and all unvested shares of restricted stock will be forfeited.

If the named executive officer’s employment is terminated due to Disability or Retirement (as such terms are defined in the Severance Compensation Agreements) or death, the executive’s benefits will be determined in accordance with the Company’s retirement, disability and insurance programs then in effect. In addition, unvested shares of restricted stock will be forfeited upon Retirement or death.

Under the terms of applicable agreements, all unvested equity awards will become vested upon the occurrence of a change in control. Further, the Company has the right to cancel outstanding options in the event of a change in control, in which case the Company is required to pay optionees an amount equal to the difference between the exercise price of the canceled options and the fair market value of the underlying shares.

Payments on Terminations following a Change in Control

Under each of the Severance Compensation Agreements, upon termination or while disabled following a change in control (as defined below), the named executive officer is entitled to certain benefits. If the named executive officer’s employment is terminated subsequent to a change in control (a) by the Company other than

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for Retirement, Death, Disability or Termination for Cause or (b) by the executive for Good Reason for Resignation then the executive is entitled to the benefits described below:

•	accrued salary and vacation pay through the date of termination;

•	accrued Executive Incentive Compensation Plan (“ICP”) compensation at target for the prior year if not previously paid plus a prorated portion of the targeted ICP compensation for the year of termination;

•	a severance payment equal to 2.0 (2.99 for Mr. Asmussen) multiplied by the sum of the following amounts:

•	the greater of the named executive officer’s annual base salary immediately prior to the Date of Termination or immediately prior to the change in control; plus

•	the greater of the amount of the named executive officer’s target ICP compensation (or comparable compensation payment) for the year in which the Date of Termination (as defined in the Severance Compensation Agreements) occurs or for the year in which the change in control occurs;

•	extended health, accident, life and disability insurance coverage;

•	with respect to the named executive officers, other than Mr. Blair and Mr. Moran, reimbursement for certain excise tax liabilities (and income tax liabilities attributable to the excise tax reimbursement) if the total severance equals or exceeds three times the executive’s “base amount” (as determined pursuant to section 280G of the Code) by more than $50,000; and

•	accelerated vesting of unvested options, restricted stock units and performance share units.

During any period prior to the date of termination that the named executive officer is disabled, the executive will continue to receive his or her base salary at the rate in effect at the commencement of the disability period, together with all other compensation and benefits that are payable or provided under the Company’s benefit plans, including its disability plans. After the date of termination for disability, the executive’s benefits shall be determined in accordance with any retirement plan, insurance and other applicable programs of the Company. The compensation and benefits, other than salary, payable or provided under the agreement by reason of a disability will be the greater of (x) the amounts computed under any retirement plan, disability benefit plan, insurance and other applicable program in effect immediately prior to a change in control and (y) the amounts computed under any retirement plan, disability benefit plan, insurance and other applicable program in effect at the time the compensation and benefits are paid.

For purposes of the agreements with our named executive officers, a “change in control” generally occurs on:

•	the date on which any person or group becomes the beneficial owner of 15% or more of the then issued and outstanding Shares or voting securities of the Company (not including securities held by Company employee benefit plans or related trusts);

•	the date on which any person or group acquires the right to vote on any matter, by proxy or otherwise, with respect to 15% or more of the then issued and outstanding Shares or voting securities of the Company (not including securities held by Company employee benefit plans or related trusts);

•	the date, at the end of any two-year period, on which individuals, who at the beginning of such period were directors of the Company, or individuals nominated or elected by a vote of two-thirds of such directors or directors previously so elected or nominated, cease to constitute a majority of the Board;

•	the date on which stockholders of the Company approve a complete liquidation or dissolution of the Company; or

•	the date on which the Company consummates certain reorganizations, mergers, asset sales or similar transactions.

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Amounts deferred under the Compensation Deferral Plan become immediately payable upon a change in control (as defined) if the participant timely elected to receive payment of deferred amounts upon a change in control. All other payments under the Compensation Deferral Plan will be distributed in accordance with the elections of the executive, which may include payments of all or some of the deferred amounts upon termination of employment. Change in control for purposes of amounts deferred or vested under the Compensation Deferral Plan after December 31, 2014 must, in addition to meeting the definition outlined above, also constitute a change in ownership or effective control within the meaning of Section 409A of the Code.

“Good Reason for Resignation” includes certain changes in the named executive officer’s status or position, reductions in the level of reporting responsibility, diminution of duties or responsibilities, reductions in compensation or benefits, relocation, failure of a successor to assume the severance agreement, and failure to pay certain earned compensation.

Assuming a change in control occurred as of May 22, 2015, and the employment of each of our named executive officers had either terminated due to the named executive officer’s having “Good Reason for Resignation” or had been terminated by the Company or its successor on May 22, 2015, other than for Retirement, Death, Disability or a Termination for Cause, they would have been entitled to the payments and benefits listed in the table below. Although the calculations are intended to provide reasonable estimates of the potential benefits, they are based on numerous assumptions and may not represent the actual amount an executive would receive if an eligible termination event were to occur. The calculations in the table below do not include amounts our named executive officers were already entitled to or vested in on as of May 22, 2015 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are available generally to all of our salaried employees.

Golden Parachute Compensation

Name	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($)	Perquisites/ benefits (3)	Tax Reimbursement (4)	Other ($)	Total ($)
Joel L. Hawthorne	2,800,000	2,919,698	—	60,714	2,831,842	—	8,612,254
Erick R. Asmussen (5)	1,850,063	764,322	—	57,848	1,239,393	—	3,911,626
Darrell A. Blair	1,188,000	601,935	—	57,715	—	—	1,847,650
Lionel D. Batty	990,000	603,512	—	57,186	712,931	—	2,363,629
John D. Moran	992,000	598,928	—	57,362	—	—	1,648,290
Craig S. Shular	—	358,025	—	—	—		358,025
Petrus J. Barnard	—	117,867	—	—	—		117,867

(1)	The value in the “Cash” column requires a double-trigger whereby a “change in control” and subsequent termination of employment occur. Incentive compensation payment accounts for $3,338,813 of the aggregate “Cash” payout for all officers listed in the table, with the balance consisting of severance payments based on salaries. Payment is to be made as a lump-sum not later than the fifth day following the termination date. The term of Severance Compensation Agreements expire on the second (2nd) anniversary of the date of a change in control for Messrs. Hawthorne and Batty and the third (3rd) anniversary of the date of a change in control for Messrs. Asmussen, Blair, and Moran.
(2)	The value in the “Equity” columns assumes a fair market value for the Shares of $5.05 per Share, the same price per Share offered to the other stockholders pursuant to the Offer. The “Equity” column assumes that, after all outstanding options accelerate at the time of the “change in control” they will be exercised and cashed out. Vesting of the “Equity” is based on a single-trigger whereby only a change in control is required. For more information on the treatment of equity awards, please refer to the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Equity Based Awards Held by Executive Officers of the Company” beginning on page 9 of this Schedule.
(3)

The value of the health benefits, medical and dental, was determined applying the maximum monthly premiums we charge former employees for continuation coverage of medical benefits under COBRA (presently $1,470 per month). In calculating disability insurance benefits, the value of the short-term

33.

disability benefits (which is a self-insured plan) were assumed to be the same as the premiums for long-term disability (which is provided by a third party insurance provider). The value of life and accident insurance were assumed to be the same as current premiums for such benefits. This value is based on the occurrence of a double-trigger whereby a change in control and subsequent termination of employment would be required.
(4)	Tax gross-up amounts payable upon an actual change in control may differ from the amounts presented in the “Tax Reimbursement” column. The tax gross up payments are based on the occurrence of a double-trigger whereby a change in control and subsequent termination of employment would be required.
(5)	Mr. Asmussen served as Vice President and Chief Financial Officer of the Company until May 15, 2015.

Payments on Termination Prior to a Change in Control

The Severance Compensation Agreements do not give the named executive officers any specific rights following a termination prior to a change in control (a) by the Company other than for Retirement, Death, Disability or Termination for Cause or (b) by the executive for Good Reason for Resignation. Each named executive officer is, however, entitled to receive his or her accrued base salary and vacation pay through the date of termination, plus any benefits or awards which have been earned or become payable but which have not yet been paid if his or her employment is terminated prior to a change in control. All unvested equity awards will be forfeited, or will vest in certain instances, upon a termination of employment by the Company or the executive for any reason.

Appraisal Rights

Appraisal rights are not available in connection with the Offer. All Shares that are issued and outstanding immediately prior to the effective time of the Merger contemplated in the Merger Agreement and held by the Company stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting GrafTech Shares”) shall not be converted into, or represent the right to receive, the Offer Price. Such stockholders of the Company are entitled to receive payment of the appraised value of such Dissenting GrafTech Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting GrafTech Shares held by the Company’s stockholders who fail to perfect or who have effectively withdrawn or lost their rights to appraisal of such Dissenting GrafTech Shares under such Section 262 of the DGCL will no longer be considered to be Dissenting GrafTech Shares and will be deemed to have been converted into, and to have become exchangeable for, as of the effective time of the Merger, the right to receive the Offer Price, without interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Shares. A copy of Section 262 of the DGCL is attached as Annex B to this Schedule.

Directors and Executive Officers of the Company

Set forth below are the names of GrafTech’s current directors and executive officers, as well as certain information pertaining to such individuals, including short summaries of their material occupations, positions, offices and employment during the past five years.

Directors:

Randy W. Carson - From January 2000 to February 2009, Mr. Carson served as Chief Executive Officer-Electrical Group of Eaton Corporation, located at Eaton House, 30 Pembroke Road, Dublin 4, Ireland. Mr. Carson retired from Eaton in May 2009 following 10 years with the company. Mr. Carson currently serves as a Director of Fairchild Semiconductor International, Inc. (located at 3030 Orchard Parkway, San Jose, California 95134) and Nordson Corporation (located at 28601 Clemens Road, Westlake, OH 44145).

Thomas A. Danjczek - Mr. Danjczek served as Senior Advisor for the Steel Manufacturers Association (SMA), located at 1150 Connecticut Ave NW # 715, Washington, DC 20036, from November 2013 to December 2014.

34.

From February 1998 to November 2013, Mr. Danjczek served as President of the SMA and functioned as its Chief Executive, Operating, and Administrative Officer and a member of the Board and Executive Committee. Mr. Danjczek serves on the Board of Walker Magnetics, a privately held controls manufacturer that services the scrap and steel industries (located at 20 Rockdale St, Worcester, Massachusetts 01606), on the Board of Mineral Services Inc., a privately held raw materials supplier to the steel industry (located at 731 Washington Rd, Pittsburgh, Pennsylvania 15228), and on the advisory board of Byer Steel Group, a privately held steel service center (located at 200 W North Bend Rd, Cincinnati, Ohio 45216). Mr. Danjczek previously served as a Director of Globe Specialty Metals, Inc., one of the world’s largest producers of silicon metal and silicon-based specialty alloys serving major silicon chemical, aluminum and steel manufacturers, from 2010 to May 2014 (located at 600 Brickell Ave., Suite 1500 Miami, Florida 33131).

Karen L. Finerman - Ms. Finerman has served as a director of GrafTech since May 2014. Ms. Finerman is the CEO of Metropolitan Capital Advisors, a New York-based investment management firm that she co-founded in 1992 that is located at 654 Madison Ave, New York, New York 10065. She is also a panelist on CNBC’s Fast Money, which is headquartered at 900 Sylvan Ave, Englewood Cliffs, New Jersey 07632.

Joel L. Hawthorne - Mr. Hawthorne was elected to the Board and became Chief Executive Officer and President of GrafTech in January 2014. Previously, he was Vice President and President, Engineered Solutions since March 2011. Mr. Hawthorne joined GrafTech as a Director of Investor Relations in August 1999. In January 2001, he was appointed Director of Electrode Sales & Marketing, United States and Canada and was promoted to Director of Electrode Marketing and Sales for the Americas in 2003. In October 2005, he was appointed Director Worldwide Marketing and Americas Sales. In January 2009, he was appointed Vice President, Global Marketing & Sales for Industrial Materials with responsibility for worldwide sales, strategy and tactical planning. Mr. Hawthorne currently serves on the Board of Directors of CE National, Inc., a non-profit organization located at 1003 Presidential Drive, Winona Lake, Indiana 46590.

David R. Jardini - Mr. Jardini has served as a director of GrafTech since May 2014. Mr. Jardini co-founded C/G Electrodes LLC (located at 800 Theresia Street, Saint Marys, Pennsylvania 15857) and served as its President until it was sold to GrafTech in November 2010. He is currently Chairman of Black Diamond Investments LP, a diversified investment partnership focused on manufacturing and real estate development (located at 201 Ryan Lane Meadow Lands PA 15347), President of American Gas Lamp Works LLC (located at 101 Hoeveler St, Springdale, Pennsylvania 15144), and Chairman of West Salisbury Foundry and Machine Company, a foundry (located at 700 Tub Mill Run Rd, West Salisbury, Pennsylvania 15565).

Nathan Milikowsky - Mr. Milikowsky has served as a director of GrafTech since May 2014 and previously from December 2010 until March 2013. He previously served as President of Seadrift Coke (located at 8618 State Highway 185 N, Port Lavaca, Texas 77979) and Chairman and CEO of C/G Electrodes LLC (address above), which he formed in 2003, before selling these companies to GrafTech. Mr. Milikowsky serves as the Chairman of PS Investments LLC, a limited liability company whose primary business is managing investments (located at 822 Boylston Street, Chestnut Hill, MA 02467) and Premia Spine, Ltd., a company primarily engaged in the production of a medical device designed to treat spinal stenosis (located at 7 Giborey Israel Street, Ramat Poleg, Israel 42504). Further, Mr. Milikowsky has served as the Managing Member of Jordanmill Ventures, LLC, a personal business venture (located at 822 Boylston Street, Chestnut Hill, MA 02467), since 2010.

M. Catherine Morris - Ms. Morris is the Senior Vice President and Chief Strategy Officer for Arrow Electronics, Inc., a leading global distributor of electronic components and computer products, located at 9201 East Dry Creek, Centennial, Colorado 80112. Ms. Morris has served in this position since August 2008 and leads strategic initiatives for Arrow.

Executive Officers:

Joel L. Hawthorne – see above.

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Darrell A. Blair – Mr. Blair became President of Industrial Materials in November 2014. In this role, he leads the GrafTech business segment that manufactures a broad range of high quality graphite electrodes, petroleum needle coke, as well as carbon and graphite refractory products. Prior to this he served as Vice President of Global Sales for GrafTech’s graphite electrodes line of business. Mr. Blair joined the company in 1980 at its facility in Columbia, Tennessee.

Lionel D. Batty – Mr. Batty was appointed President of GrafTech’s Engineered Solutions business segment in January 2014. Prior to this he was President of its Graphite Electrodes business, and from 1999 to 2011 he was Vice President of Corporate Research and Development. From 1997 to 1998 he was Applied Technology Manager - Europe for GrafTech’s electrode business, and from 1994 to 1996 he held a similar position for its specialty graphite business, both located in France. Mr. Batty began his career with GrafTech as a development engineer in 1983 at Parma, Ohio, and has held various technical and managerial positions at GrafTech locations in Clarksville, Tennessee; Sheffield, England; Notre Dame de Briançon, France; and Paris, France.

Quinn J. Coburn – Mr. Coburn became interim Chief Financial Officer effective May 15, 2015. He previously served as Vice President of Finance and Treasurer. He joined GrafTech in August 2010 after working at NCR Corporation (located at 2651 Satellite Blvd, Duluth, Georgia 30096) from June 1992 until August 2010, including service as that company’s Vice President and Treasurer.

John D. Moran – Mr. Moran became Vice President and General Counsel, Secretary in April 2009. He joined GrafTech in May 2006 as Deputy General Counsel.

None of the Company’s directors or executive officers have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the Company’s directors or executive officers have been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each of the Company’s directors and executive officers is a citizen of the United States. With respect to the Company, the business address and phone number of the directors and executive officers is the same as that of the Company noted above.

Share Repurchases by the Company

On July 24, 2012, the Board authorized a repurchase program for up to ten million shares. Purchases under the program may take place from time to time in the open market, or through privately negotiated transactions, as market, industry and economic conditions warrant. No purchases have been made under this program to date.

Upon the vesting or payment of stock awards, an employee may elect receipt of the full share amount and either pay the resulting taxes or sell shares in the open market to cover the tax obligation. The Company sometimes elects to purchase these shares rather than allow them to be sold in the open market. These repurchases are in addition to the program authorized by the Board described above.

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The following table provides information with respect to purchases made by or on behalf of the Company or any “affiliated purchaser” (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934) of Shares for each quarter during the past two years.

2013	Shares Repurchased	Average Purchase Price per Share	Range of Purchase Prices
First Quarter	84,815	$7.95	$7.61-$9.84
Second Quarter	4,784	$7.45	$7.31-$8.26
Third Quarter	17,626	$7.59	$7.36-$7.84
Fourth Quarter	86,592	$11.37	$8.32-$11.37

2014
First Quarter	13,358	$10.53	$9.70-$11.46
Second Quarter	26,344	$10.60	$10.45-$11.24
Third Quarter	21,578	$8.56	$7.75-$9.86
Fourth Quarter	65,154	$4.21	$3.66-$4.28

2015
First Quarter	11,981	$3.98	$3.63-$4.26

Book Value and Ratio of Earnings to Fixed Charges

The Company’s book value per Share (issued) as of March 31, 2015 was $6.73. The Company’s net tangible book value per Share (excluding goodwill and other intangible assets) as of March 31, 2015 was $3.41. The Company’s ratio of earnings to fixed charges for the fiscal quarter ended March 31, 2015, and the calculation thereof, is set forth below:

Computation of Ratio of Earnings to Fixed Charges for the Fiscal Quarter Ended March 31, 2015

(dollars in thousands, except ratio)

Earnings:
Loss before income taxes	$(55,608)
Loss/(Gain) from equity investees	—
Fixed charges	9,513

Total of earnings plus fixed charges	$(46,095)

Fixed Charges:
Interest expense	$8,921
Estimated interest portion of rental expense	592

Total fixed charges	$9,513

Ratio of earnings to fixed charges	(4.8)

Forward–Looking Statements

This Schedule may contain forward-looking statements about such matters as: the Offer and Merger, the conditions to consummation thereof, the terms thereof and related matters; a proposed issuance of Preferred Stock, the conditions to consummation of such potential issuance, the terms of any such potential issuance, the use of proceeds and related matters; the effects of such proposed issuance, Offer and Merger under our equity award and benefit plans and agreements or our credit agreement, senior notes or Senior Subordinated Notes; our outlook for 2015; future or targeted operational and financial performance; financial projections or estimates prepared by management; growth prospects and rates; the markets we serve; future or targeted profitability, cash flow, liquidity, sales, costs and expenses, tax rates, working capital, inventory levels, debt levels, capital expenditures, EBITDA, cost savings and business opportunities and positioning; strategic plans; cost, inventory and supply-chain management; rationalization and related activities; the impact of rationalization, product line changes, cost competitiveness and liquidity initiatives; expected or targeted changes in production capacity or levels, operating rates or efficiency in our operations or our competitors’ or customers’ operations; future prices and demand for our products; product quality;

37.

diversification, new products and product improvements and their impact on our business; the integration or impact of acquired businesses; investments, acquisitions, asset sales or divestitures that we may make in the future; possible financing or refinancing (including factoring and supply-chain financing) activities; our customers’ operations, order patterns and demand for their products; the impact of customer bankruptcies; our position in markets we serve; regional and global economic and industry market conditions, including our expectations concerning their impact on us and our customers and suppliers; conditions and changes in the global financial and credit markets; legal proceedings and antitrust investigations; our liquidity and capital resources, including our obligations under our Senior Subordinated Notes; tax rates and the effects of jurisdictional mix; the impact of accounting changes; and currency exchange and interest rates and changes therein.

We have no duty to update these statements. Our expectations and targets are not predictions of actual performance and historically our performance has deviated, often significantly, from our expectations and targets. Actual future events, circumstances, performance and trends could differ materially, positively or negatively, due to various factors, including: failure to satisfy the conditions contained in the definitive agreements relating to the proposed issuance, tender offer and merger to consummation thereof, including due to material adverse changes affecting the Company or its prospects or failure to obtain regulatory approvals; litigation in relation to such transactions; events of default occurring or repurchase obligations arising under our credit agreement, senior notes or senior subordinated notes related to the tender offer and merger, or otherwise (including by reason of cross default provisions thereunder); downgrades in the ratings of our senior notes and the requirement to repurchase the senior notes that could arise as a result thereof; restrictions on the conduct of our business in the ordinary course due to provisions under such definitive agreements; failure to achieve cost savings, EBITDA or other estimates; actual outcome of uncertainties associated with assumptions and estimates used when applying critical accounting policies and preparing financial statements; failure to successfully develop and commercialize new or improved products; adverse changes in cost, inventory or supply-chain management; limitations or delays on capital expenditures; business interruptions, including those caused by weather, natural disaster or other causes; delays or changes in, or non-consummation of, proposed or planned asset sales, divestitures, investments or acquisitions; failure to successfully integrate or achieve expected synergies, performance or returns expected from any completed investments or acquisitions; inability to protect our intellectual property rights or infringement of intellectual property rights of others; changes in market prices of our securities; changes in our ability to obtain new or refinance existing financing on acceptable terms, or at all; adverse changes in labor relations; adverse developments in legal proceedings or antitrust or other investigations; non-realization of anticipated benefits from, or variances in the cost or timing of, organizational changes, rationalizations and restructurings; loss of market share or sales due to rationalization, product-line changes or pricing activities; negative developments relating to health, safety or environmental compliance, remediation or liabilities; downturns, production reductions or suspensions or other changes in steel, electronics and other markets we or our customers serve; customer or supplier bankruptcy or insolvency events; political unrest which adversely impacts us or our customers’ businesses; declines in demand; intensified competition and price or margin decreases; graphite-electrode and needle-coke manufacturing capacity increases; fluctuating market prices for our products, including adverse differences between actual graphite-electrode prices and spot or announced prices; consolidation of steel producers; mismatches between manufacturing capacity and demand; significant changes in our provision for income taxes and effective income-tax rate; changes in the availability or cost of key inputs, including petroleum-based coke or energy; changes in interest or currency-exchange rates; inflation or deflation; failure to satisfy conditions to government grants; continuing uncertainty over fiscal or monetary policies or conditions in the U.S., Europe, China or elsewhere; changes in fiscal and monetary policy; a protracted regional or global financial or economic crisis; and other risks and uncertainties, including those detailed in our SEC filings, as well as future decisions by us.

Additional Information and Where It Can Be Found

The Company files documents from time to time with the SEC. These documents are available free of charge on the SEC’s website at http://www.sec.gov. In addition, the Company’s stockholders may obtain free copies of the documents filed with the SEC by contacting the Company’s Investor Relations Department at (216) 676-2000 or by accessing the Company’s investor relations website at http://ir.graftech.com/.

38.

Item 9.	Material to be Filed as Exhibits

The following Exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(A)	Schedule TO-T, dated May 26, 2015 (incorporated herein by reference to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

(a)(1)(B)	Offer to Purchase, dated May 26, 2015 (incorporated herein by reference to the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

(a)(1)(C)	Form of Letter of Transmittal (incorporated herein by reference to the Form of Letter of Transmittal attached as Exhibit (a)(1)(B) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

e(1)	Investment Agreement, dated as of May 4, 2015, by and between the Company and Purchaser (with form of Registration Rights Agreement, Certificates of Designation and Stockholder Rights Agreement attached) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 4, 2015)

e(2)	Limited Guarantee, dated May 4, 2015 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 4, 2015)

e(4)	Agreement and Plan of Merger, dated as of May 17, 2015, by and between the Company, Acquisition Sub and Purchaser (with form of Amended and Restated Stockholder Rights Agreement attached) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(5)	Limited Guarantee, dated as of May 17, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(6)	Tender and Support Agreement, dated as of May 17, 2015, by and between Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on May 18, 2015)

e(7)	Letters of Intent, dated April 29, 2015, by and between the Company and Brookfield (incorporated by reference to Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by the Company on May 1, 2015)

e(8)	Confidentiality Agreement, dated March 20, 2015, by and between BCP and the Company (incorporated herein by reference to Exhibit d(3) to the Schedule TO-T, dated May 26, 2015 filed by Purchaser with the SEC on May 26, 2015)

e(9)	Press Release, issued by the Company, dated April 29, 2015 (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on May 1, 2015)

e(10)	Press Release, issued by the Company, dated May 4, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 4, 2015)

e(11)	Press Release, issued by the Company, dated May 18, 2015 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 18, 2015)

e(12)	Form of Senior Subordinated Promissory Note issued pursuant to April 28, 2010 Agreements and Plans of Merger. (Incorporated by reference to the Current Report of the registrant on Form 8-K filed on November 30, 2010)

39.

Exhibit No.	Description

e(13)	Form of Restricted Stock Unit Agreement. (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2005)

e(14)	Forms of Restricted Stock Agreement (2005 LTIP Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2007)

e(15)	Form of Long Term Incentive Plan Award Agreement (2010 Version). (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(16)	Form of Long Term Incentive Plan Award Agreement (2011 Version). (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(17)	Form of Long Term Incentive Plan Award Agreement (2012 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2012)

e(18)	Form of Long Term Incentive Plan Award Agreement (2013 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2013)

e(19)	Form of Equity Incentive Plan Award Agreement (Standard Version Effective 2014) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2014)

e(20)	Restricted Stock Agreement (2005 Plan; Director Version) (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended June 30, 2014)

e(21)	GrafTech International Ltd. Management Stock Incentive Plan (Senior Version) as amended and restated through July 31, 2003 (Incorporated by reference to the Registration Statement of the registrant on Form S-3)

e(22)	GrafTech International Ltd. Incentive Compensation Plan, effective January 1, 2003 (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2006)

e(23)	Amendment No. 1 GrafTech International Ltd. Incentive Compensation Plan dated December 29, 2008 (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(24)	Form of Restricted Stock Agreement (Standard Form) (Incorporated by reference to the Current Report of the registrant on Form 8-K filed on September 6, 2005)

e(25)	GrafTech International Holdings Inc. Compensation Deferral Program as amended and restated (December 29, 2008) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(26)	Amended and Restated GrafTech International Ltd. 2005 Equity Incentive Plan. (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2011)

e(27)	Form of Severance Compensation Agreement for senior management (U.S. 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2005)

e(28)	Form of IRS 409A Amendment to Severance Compensation Agreement for senior management (December 2008 U.S. 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(29)	Form of Severance Compensation Agreement for senior management (U.S. 2.99 Version—Revised) (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)

40.

Exhibit No.	Description

e(30)	Graftech International Holdings Inc. 2014-2016 Executive Selective Severance Program (Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 2014)

e(31)	Form of 2014 - 2016 Executive Selective Severance Program Notification Letter (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2014)

e(32)	Form of IRS 409A Amendment to Severance Compensation Agreement for senior management (December 2008 International 2.99 Version) (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2008)

e(33)	Form of Non-qualified Stock Option Agreement (Incorporated by reference to the Annual Report of the registrant on Form 10-K for the year ended December 31, 2007)

e(34)	Executive Incentive Compensation Plan (Incorporated by reference to the Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders of the registrant)

41.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRAFTECH INTERNATIONAL LTD.

By:	/s/ Joel L. Hawthorne
Name:	Joel L. Hawthorne
Title:	President and Chief Executive Officer

Dated: May 26, 2015

42.

ANNEX A

May 17, 2015

The Board of Directors

GrafTech International Ltd.

Suite 300 Park Center Drive

6100 Oak Tree Boulevard

Independence, OH 44131

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of GrafTech International Ltd. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the agreement and plan of merger, dated as of May 17, 2015 (the “Merger Agreement”), among the Company, BCP IV Graftech Holdings LP (the “Acquiror”) and a wholly-owned subsidiary of Acquiror (“Acquisition Sub”). Pursuant to the Merger Agreement, the Acquiror will commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $5.05 (the “Consideration”) payable in cash. The Merger Agreement further provides that, following completion of the Tender Offer, if the Merger Condition (as defined in the Merger Agreement) is satisfied, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than Cancelled Company Shares, Dissenting Company Shares and Non-Cancelled Company Shares (each as defined in the Merger Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Merger Agreement; (ii) reviewed the tender and support agreement, dated as of May 17, 2015, among the Acquiror, the Acquisition Sub and the persons listed as Stockholders therein (the “Tender and Support Agreement” and together with the Merger Agreement, the “Agreements”); (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will be consummated as described in the Agreements. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreements and the related agreements are and will be true and correct in all respects material to our analysis. At the direction of the management of the Company, we have also assumed that the Acquiror will acquire a sufficient number of shares of the Company Common Stock in the Tender Offer so that, upon consummation of the Tender Offer, the Acquiror will hold a majority of the outstanding capital stock of the Company by voting power. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We express no opinion as to the terms of the Company Preferred Stock (as defined in the Merger Agreement).

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror or the parent companies of the Acquiror, Brookfield Capital Partners LLC (“BCP”) and Brookfield Asset Management Inc. (“BAM”). During such period, we and our affiliates have acted as bookrunner on debt underwritings for portfolio companies of BCP, for which we and such affiliates have received customary compensation. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as the joint lead arranger on the Company’s term loan in February 2015. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or BAM for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information or solicitation/recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

ANNEX B

Section 262 of the Delaware General Corporation Law

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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